SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 15, 2012

Press Release dated October 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: October 31, 2012

Eni completes sale of 30% minus one share of Snam to Cassa Depositi e Prestiti

San Donato Milanese (Milan), October 15, 2012 - Eni S.p.A. ("Eni") has completed the sale of 1,013,619,522 shares of Snam S.p.A. ("Snam"), equal to a 30% minus one share of the voting share capital of the company, to Cassa Depositi e Prestiti ("CDP").

CDP will pay a total consideration of approximately 3.517 billion euro, of which approximately 1.759 billion euro has been paid contextually today at the closing of the transaction, and the remainder has to be paid in two successive tranches (the first by December 31, 2012, the second by May 31, 2013), in accordance with the terms announced to the market on May 30, 2012.

The sale was executed upon the occurrence of the conditions precedent, including Antitrust approval.

Following the transaction, Eni will see an improvement in its net financial position equal to approximately 14.7 billion euro, deriving from the consideration recognized by CDP for the share stake and Snam’s reimbursement of intercompany credits.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces results for the third quarter
and the nine months of 2012

Rome, October 30, 2012 - Eni, the international oil and gas company, today announces its group results for the third quarter and the nine months of 2012 (unaudited)1.

Financial highlights2

•	Continuing operations:
	-	Adjusted operating profit: euro 14.80 billion for the nine months (up 13.9%); euro 4.36 billion for the quarter (up 2.2%);
	-	Adjusted net profit: euro 5.61 billion for the nine months (up 4.6%); euro 1.78 billion for the quarter (up 3.1%);
	-	Cash flow: euro 10.25 billion for the nine months; euro 1.91 billion for the quarter;
•	Adjusted net profit: euro 5.81 billion for the nine months (up 6.9%); euro 1.82 billion for the quarter (up 1.5%);
•	Net profit: euro 6.33 billion for the nine months; euro 2.48 billion for the quarter.

Operational highlights

•	Oil and natural gas production: 1.718 million boe per day in the quarter. Up 16% from 2011 on a comparable basis[3] (up 8% in the nine months);
•	Natural gas sales: up 9% to 19.48 billion cubic meters in the quarter (down 2% in the nine months);
•	Completed the divestment of 30% of Snam to Cassa Depositi e Prestiti;
•	Achieved significant hydrocarbon exploration successes offshore Ghana and in Pakistan;
•	Acquired exploration licenses in Liberia;
•	Expanded presence of Versalis in Asian markets;
•	Launched the project for the conversion of the Venice industrial site into a green refinery.

Paolo Scaroni, Chief Executive Officer, commented:

"In the third quarter, Eni delivered strong results with production growth supported by the continued improvement of the Libyan output. In the gas, refining and chemical sectors we have contained the impact of a difficult European scenario. Eni’s financial structure has been strengthened as a result of the divestment of our stakes in Snam and Galp and this will bolster our excellent growth prospects, which will be further fuelled by our portfolio of development projects and our extraordinary success in exploration activities."

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2)	Following the announced divestment plan of the Regulated Businesses in Italy, results of Snam are represented as discontinued operations throughout this press release.
(3)	Excluding the impact of updating the natural gas conversion rate. For further information see page 7.

Financial highlights

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
4,267	4,210	4,361	2.2	Adjusted operating profit - continuing operations (b)	12,994	14,796	13.9
1,723	1,368	1,777	3.1	Adjusted net profit - continuing operations	5,363	5,610	4.6
0.48	0.38	0.49	2.1	- per share (euro) (c)	1.48	1.55	4.7
1.36	0.97	1.23	(9.6)	- per ADR ($) (c) (d)	4.16	3.97	(4.6)

1,775	156	2,462	38.7	Net profit - continuing operations	5,586	6,162	10.3
0.49	0.04	0.68	38.8	- per share (euro) (c)	1.54	1.70	10.4
1.38	0.10	1.70	23.2	- per ADR ($) (c) (d)	4.33	4.36	0.7

(5)	71	21	..	Net profit - discontinued operations	(15)	165	..
1,770	227	2,483	40.3	Net profit	5,571	6,327	13.6

(a)	Attributable to Eni’s shareholders.
(b)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the third quarter of 2012, adjusted operating profit from continuing operations was euro 4.36 billion, up 2.2% from the third quarter of 2011. The result reflected a better operating performance reported by the Exploration & Production division (up 10.8%) due to an ongoing production recovery in Libya. The performance of the Refining & Marketing division improved supported by a positive trading environment as well as efficiency and optimization gains. The Engineering & Construction segment reported an increase in operating results (up 15.9%). Against the backdrop of weak demand and strong competitive pressures, the Marketing business unit within the Gas & Power division reported a greater operating loss (down by 17.6%) driven by the negative effects of price revisions with certain long-term gas suppliers and customers, this was also due to the settlement of a number of arbitration proceedings. The benefits of the renegotiations of certain supply contracts and an ongoing recovery in Libyan supplies helped the Marketing performance. Finally, Eni’s adjusted operating profit for the quarter benefited from the appreciation of the US dollar against the euro (up 11.5%).
In the nine months of 2012, adjusted operating profit from continuing operations was euro 14.80 billion, an increase of 13.9% compared to the nine months of 2011. This was due to the above mentioned drivers as explained in the review of the third quarter operating profit.

Adjusted net profit
In the third quarter of 2012, adjusted net profit from continuing operations was euro 1.78 billion, up 3.1% from the same period of the previous year. In the nine months of 2012, adjusted net profit from continuing operations amounted to euro 5.61 billion, up 4.6%.

Net profit
In the third quarter of 2012, net profit from continuing operations amounted to euro 2.46 billion, up by euro 0.69 billion (or 38.7%) from the same quarter of 2011. Net profit was driven by the recognition of extraordinary gains amounting to euro 1.15 billion on the divestment of a 5% stake in Galp Energia SGPS SA to Amorim Energia BV and the revaluation of the residual interest in the investee at market fair value through profit.
These gains were partly offset by a decrease in operating profit (down euro 0.17 billion) mainly due to the lower performance of the Gas & Power division (down by euro 0.59 billion) which was hit by the negative effects of price revisions to certain long-term gas purchase and selling contract, owing also to the definition of a number of arbitration proceedings. Particularly, the division recognized overall charges amounting to euro 909 million and euro 986 million in the third quarter and the nine months of 2012, respectively, to adjust the price of volumes purchased in previous reporting periods in execution of the said contracts. Those charges have been presented as special items when assessing the gas marketing business underlying performance as the contractual time span of price revision expired long ago.

Capital expenditure
Capital expenditure for the third quarter of 2012 amounting to euro 3.22 billion (euro 8.87 billion for the nine months of 2012), mainly related to the continuing development of oil and gas reserves, and the upgrading of rigs and offshore vessels in the Engineering & Construction division. The Group also incurred expenditures of euro 0.51 billion in finance acquisitions, joint-venture projects and equity investments.

Cash flow
Net cash generated by operating activities attributable to continuing operations amounted to euro 1,909 million for the third quarter of 2012 (euro 10,249 million for the nine months of 2012). Net cash generated by the Group’s operating activities, cash from disposals of euro 902 million and the divestment of a 5% stake in Snam (euro 0.61 billion) accounted as an equity transaction, were used to fund the financing requirements associated with capital expenditure and dividend payments. The reduction in net borrowings4 of euro 8,415 million from December 31, 2011 reflected the reimbursement of intercompany loans due by Snam as financing with third-party lenders (euro 10.5 billion) has been arranged by the same Snam. Group consolidated net borrowings did not include third-party finance debt of Snam which was reported as discontinued operations, as prescribed by IFRS 5.
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage5 – decreased to 0.31 at September 30, 2012 from 0.46 as of December 31, 2011 (0.42 as of June 30, 2012) reflecting an increase in total equity, as well as the re-financing of intercompany loans due by Snam reported as discontinued operations, thus reducing the Group’s consolidated net debt.

Operational highlights and trading environment

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

				KEY STATISTICS
1,473	1,656	1,718	n.m.	Production of oil and natural gas (a)	(kboe/d)	1,548	1,686	n.m.
1,473	1,647	1,709	16.0	Production of oil and natural gas net of updating the natural gas conversion rate		1,548	1,677	8.3
793	856	891	12.4	- Liquids	(kbbl/d)	828	871	5.2
3,773	4,394	4,545	20.6	- Natural gas	(mmcf/d)	3,997	4,473	12.4
17.96	20.15	19.48	8.5	Worldwide gas sales	(bcm)	71.29	70.24	(1.5)
9.55	9.62	10.54	10.4	Electricity sales	(TWh)	28.89	32.45	12.3
3.03	2.74	3.05	0.7	Retail sales of refined products in Europe	(mmtonnes)	8.57	8.32	(2.9)

(a)	From July 1, 2012, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,492 cubic feet of gas (it was 1 barrel of oil = 5,550 cubic feet of gas). The effect on production has been 9 kboe/d. For further information see page 7.

Exploration & Production
In the third quarter of 2012, Eni reported a liquids and gas production of 1,718 kboe/d (1,686 kboe/d in the nine months) calculated assuming a conversion rate of gas to barrels equivalent updated to 5,492 standard cubic feet of gas, equal to 1 barrel of oil (it was 5,550 standard cubic feet of gas per barrel in previous reporting periods; for further disclosure on this matter see page 7). On a comparable basis, i.e. when excluding the effect of updating the gas conversion rate, production increased by 16% in the quarter (up 8.3% in the nine months of 2012). The performance was driven by an ongoing recovery in Libyan production, the start-up and ramp-up of new fields in Australia and Russia, as well as increased production in Iraq. These positives were partly offset by the shutdown of the Elgin/Franklin field operated by a major oil company (Eni’s interest 21.87%) in the UK due to a gas leak and mature field declines.

Gas & Power
Despite lower gas demand and rising competitive pressure, sales of natural gas for the third quarter of 2012 were 19.48 bcm, an increase of 8.5% from the third quarter of 2011. The improved performance was due to increased volumes sold in European markets (up 13.2%) mainly in UK/Northern Europe and Germany/Austria and France, and higher LNG sales in Argentina and Japan. These positives were partly offset by lower sales in Benelux and the Iberian Peninsula as Eni discontinued reporting its share of gas volumes marketed by Galp due to the loss of significant influence on the investee. Sales volumes in the Italian market decreased by 5.2% from the third quarter of 2011. This was mainly due to sharply lower supplies to the power generation sector. Other declines were recorded in sales to wholesalers and industrial customers (down 38.6% and 11%, respectively). Sales to importers doubled due to the recovered availability of Libyan gas.
In the nine months of 2012, gas sales declined by 1.5% to 70.24 bcm, reflecting a 3% decrease in Italy, and a 34% drop in supplies to importers to Italy due to the expiry of certain supply contracts, partly offset by a recovery in Libyan gas supplies. Sales on European markets were almost unchanged.

(4)	i	Information on net borrowings composition is furnished on page 34.
(5)	i	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 34 for leverage.

Refining & Marketing
In the third quarter of 2012 refining margins in the Mediterranean area reached the highest levels on record in the last four years (TRC Brent benchmark margin was 7.96 $/bbl in the third quarter of 2012 and 5.59 $/bbl in the nine months of 2012) supported by a strong recovery in relative prices of gasoline and other middle distillates. However, results at complex refineries were affected by shrinking differentials between light and heavy crude.
In the third quarter of 2012, retail sales of oil products in Italy were almost unchanged, or up 0.4% (down 4.4% to 6.03 million tonnes in the nine months of 2012). The sharp decline in demand was partly offset by the effect of marketing initiatives, particularly a discount campaign on prices at the pump during the summer week-ends that boosted Eni’s market share to 34.3% in the third quarter of 2012 (31.2% in the third quarter of 2011). Retail sales on European markets increased by 1.3% to 0.81 million tonnes in the quarter (up 1.3% to 2.29 million tonnes in the nine months).

Currency
Results of operations for the third quarter and the nine months of 2012 were positively impacted by the appreciation of the US dollar vs. the euro (up 11.5% in the quarter and 8.9% in the nine months).

Sale of Snam to Cassa Depositi e Prestiti
On October 15, 2012, after the occurrence of conditions precedent, including in particular, the Antitrust authority approval, Eni finalized the sale to Cassa Depositi e Prestiti SpA ("CDP") of 30% less 1 share of the voting shares of Snam.
The total consideration of the sale amounted to euro 3.517 billion, of which euro 1.759 billion was paid at the closing. The residual amount is expected to be paid in tranches as follows:
(i) the second is to be paid by December 31, 2012 for a total amount of euro 879 million; and
(ii) the third, for a total amount of euro 879 million, is to be paid no later than May 31, 2013.
On July 18, 2012, Eni finalized the sale of a further 5% interest in Snam to institutional investors. Following the mentioned divestment, the residual interest of Eni in Snam is equal to 20.2%.
The divestment of the Italian regulated businesses will strengthen Eni’s financial position, targeting a debt to equity ratio in line with that of other major integrated international oil companies.

Portfolio developments

Pakistan
In September 2012 exploration activities achieved a significant gas discovery onshore Pakistan in the Badhra Area B concession. In test production the Badhra B North-1 well yielded 25 and 35 million cubic feet of gas per day from two reservoirs. Volumes of gas in place are estimated to range between 300 and 400 billion cubic feet and its delineation will require further appraisal wells. Development of reserves will leverage on the nearby Bhit treatment plant operated by Eni. Eni has started discussions with the Pakistan regulator and the joint venture partners in order to speed up the production of the discovery through a long-term production test that will allow for the commercialization of gas. The short time-to-market for the development of the field is part of Eni’s strategy to focus on the rapid development of conventional and synergic assets.

Ghana
In August 2012, Eni and the partner Vitol signed a Memorandum of Understanding with the Government of Ghana for the development and marketing of gas reserves discovered in the Offshore Cape Three Points Block in the Tano basin operated by Eni with a 47.22% interest. In September 2012, as part of the ongoing exploration campaign in the Block, Eni made an oil discovery with the Sankofa East-1X well, which produced around 5,000 high quality barrels of oil per day, during the production test. Eni plans to drill other wells as soon as possible to delineate the size of the discovery and confirm its possible commercial development.

Liberia
In August 2012, Eni acquired a 25% interest in three blocks offshore Liberia operated by another international oil company. The blocks extend over an area of 9,560 square kilometers at a maximum water depth of 3,000 meters. This operation marks Eni’s entry in Liberia.

Chemicals
In October 2012, Versalis, Eni’s chemical subsidiary and global leader in elastomers, and Honam Petrochemical Corporation, one of the major petrochemical companies in South Korea, signed an agreement for the development of an elastomer production plant in South Korea. The new site will leverage on Versalis’ proprietary technologies and will have a production capacity of about 200,000 tonnes of elastomers per year. The start-up is planned by the end of 2015. Versalis has also formed a joint venture with Petronas, a market leader in the chemical industry in Asia, for the development and joint operation of a production facility for elastomers, in Pengerang, Johor, China at Petronas’s refinery and the Petronas’ integrated center for the development, and the production and marketing of synthetic rubbers based on Versalis’ proprietary technology and expertise. These initiatives are part of Versalis’ strategy of international expansion in Asian markets with interesting growth prospects where Versalis can leverage on its technological and industrial leadership in elastomers. To this end, two new companies, Eni Chemicals Trading and Versalis Pacific Trading will handle the import and sale of chemical products, technology licenses and the development of partnerships in Asia.

Refining & Marketing
In October 2012, the Green Refinery project was launched for the conversion of the Venice industrial site into a "bio-refinery" producing innovative and high quality bio-fuels. The project, which involves an estimated investment of approximately euro 100 million, is the first in the world to convert a conventional refinery into a bio-refinery and is based on the Ecofining technology developed and patented by Eni. Biofuel production will start from January 1, 2014 and will grow progressively as the new facilities enter into operation. The new facilities to be built under the project will be completed in the first half of 2015.

Outlook

The outlook for the remainder of 2012 is weighted down by a slowdown in global economic activities driven by an ongoing contraction in the euro-zone GPD and as economic growth in emerging economies continues to slow down. The energy commodities markets are expected to remain volatile. In making short-term financial projections, Eni assumes a full-year oil price of $112 a barrel for the Brent crude benchmark supported by ongoing geopolitical risks and uncertainties, as well as expanding monetary policies against the backdrop of fading demand. Management expects unfavorable trading conditions to continue in the European gas sector. Gas demand is projected to fall sharply as a consequence of the downturn. In the meantime the marketplace is seen as well supplied, with very liquid continental hubs for spot transactions. Against this backdrop, management expects stiff price competition among operators, taking into account minimum off-take obligations in gas purchase take-or-pay contracts and reduced sales opportunities. Refining margins are anticipated to improve from the depressed levels of the previous year supported by price increases in gasoline and middle distillates benefiting from capacity rationalization measures. The Mediterranean area remains weak due to falling demand and lower discounts for heavy crude as compared to light.
Against this backdrop, key volumes trends for the year are expected to be the following:
-	production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d). It excludes the effect of updating the gas conversion rate. Growth will be driven by an ongoing recovery in the Company’s Libyan output to achieve the pre-crisis level. This driver will help the Company absorb the impact of project rescheduling at important fields, the shutdown of the Elgin-Franklin platform off the British section of the North Sea, and crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft;
-	worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). In Italy, against the backdrop of falling demand due to recession and a drop in consumption for power generation, management is targeting to boost sales volumes and market share and to retain and develop its retail customer base. Outside Italy, the main engines of growth will be sales expansion in the key markets of France and Germany/Austria, and opportunities in the global LNG market. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core European markets, development of the commercial offer through a multi-Country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;
-	refining throughputs on Eni’s account: management expects to reduce processed volumes at the Company’s refineries (in 2011 refining throughputs on Eni’s account were reported at 31.96 million tonnes) in response to falling demand and a negative trading environment impacting complex refineries. Management will seek to reduce the business exposure to the market volatility and improve profit and loss by means of better yields, plant re-configuration and flexibility targeting to capture the upside from an improving gasoline price environment, as well as efficiency gains by cutting fixed and logistics costs and energy savings;
-	retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to decline from 2011 (in 2011, retail sales volumes in Italy and Rest of Europe were reported at 11.37 million tonnes) dragged down by an expected sharp contraction in domestic consumption of fuels. In Italy where competition has been increasing remarkably, management intends to preserve the Company’s market share by leveraging marketing initiatives tailored to customers’ needs, the strength of the Eni brand targeting to complete the rebranding of the network, the development of non-oil activities and an excellent service. Outside Italy, the Company will target stable volumes on the whole;
-	Engineering & Construction: the profitability outlook of this business remains bright due to an established competitive position and a robust order backlog.

For the full year 2012, management expects a capital budget in its continuing operations broadly in line with 2011 (in 2011 capital expenditure of the continuing operations amounted to euro 11.91 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and invest large amounts on developing growing areas and maintaining field plateaus in mature basins. Other investment initiatives will target the completion of the EST project in the refining business, strengthening selected chemical plants and the continued upgrading of the Saipem vessels and rigs. The ratio of net borrowings to total equity – leverage – is expected to improve from the level achieved at the end of 2011, assuming a Brent price of $112 a barrel and the positive impacts of the already completed divestments.

This press release for the third quarter and the first nine months of 2012 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF).
In this press release results and cash flows are presented for the third quarter, the second quarter and the first nine months of 2012 and for the third quarter and the first nine months of 2011. Information on liquidity and capital resources relates to the end of the periods as of September 30, 2012, June 30, 2012, and December 31, 2011. Tables contained in this press release are comparable with those presented in management’s disclosure section of the Company’s annual report and interim report.
Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") defined the criteria, terms and conditions to implement the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni shall divest its shareholding in Snam in accordance with the model of ownership unbundling set out in Article 19 of Legislative Decree No. 93 of June 1, 2011. The Italian regulated businesses managed by Snam represent a major line of business and therefore they have been reported as discontinued operations within results for the third quarter 2012 and nine months of 2012 in accordance with the guidelines of IFRS 5. The suspension of the amortization process of Snam tangible and intangible assets as requested by the above mentioned accounting standard was immaterial to the Group results for both reporting periods as the deal was finalized late in the quarter. Assets and liabilities, results of operations and cash flow of the discontinued operations are reported separately from the Group’s continuing operations. Accordingly, considering that Snam and its subsidiaries are fully consolidated in Eni’s accounts, results of the discontinued operations are those deriving from transactions with third parties and therefore profits earned by the discontinued operations on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or discontinued operations, as if they were standalone entities. Results of the previous reporting periods have been restated accordingly.
From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5, 550 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the third quarter of 2012 was 9 kboe/d. For the sake of comparability also production of the first and the second quarter of 2012 was restated resulting in an effect equal to that of the third quarter. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the third quarter cannot be extrapolated on an annual basis.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficio.stampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2012 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report
Summary results6 for the third quarter and the nine months of 2012

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

25,516	30,063	31,494	23.4	Net sales from operations - continuing operations	78,042	94,697	21.3
4,241	2,780	4,072	(4.0)	Operating profit - continuing operations	13,428	13,389	(0.3)
(68)	326	(491)		Exclusion of inventory holding (gains) losses	(977)	(577)
94	1,104	780		Exclusion of special items	543	1,984
				of which:
				- non-recurring (income) charges	69
94	1,104	780		- other special (income) charges	474	1,984

4,267	4,210	4,361	2.2	Adjusted operating profit - continuing operations	12,994	14,796	13.9

				Breakdown by division:
3,909	4,234	4,331	10.8	Exploration & Production	11,862	13,656	15.1
(196)	(402)	(304)	(55.1)	Gas & Power	(175)	313	..
2	(144)	51	..	Refining & Marketing	(271)	(319)	(17.7)
(77)	(26)	(173)	..	Chemicals	(122)	(368)	..
333	388	386	15.9	Engineering & Construction	1,053	1,148	9.0
(52)	(57)	(41)	21.2	Other activities	(157)	(144)	8.3
(94)	(100)	(65)	30.9	Corporate and financial companies	(247)	(246)	0.4
442	317	176		Impact of unrealized intragroup profit elimination and other consolidation adjustment (a)	1,051	756
(408)	(518)	(126)		Net finance (expense) income (b)	(686)	(915)
202	297	364		Net income from investments (b)	854	833
(2,279)	(2,532)	(2,482)		Income taxes (b)	(7,075)	(8,426)
56.1	63.5	54.0		Tax rate (%)	53.8	57.3

1,782	1,457	2,117	18.8	Adjusted net profit - continuing operations	6,087	6,288	3.3

1,775	156	2,462	38.7	Net profit attributable to Eni’s shareholders - continuing operations	5,586	6,162	10.3
(10)	209	(293)		Exclusion of inventory holding (gains) losses	(654)	(363)
(42)	1,003	(392)		Exclusion of special items	431	(189)
				of which:
				- non-recurring (income) charges	69
(42)	1,003	(392)		- other special (income) charges	362	(189)

1,723	1,368	1,777	3.1	Adjusted net profit attributable to Eni’s shareholders - continuing operations	5,363	5,610	4.6
72	76	45	(37.5)	Adjusted net profit - discontinued operations	66	195	..
1,795	1,444	1,822	1.5	Adjusted net profit	5,429	5,805	6.9

				Net profit attributable to Eni’s shareholders - continuing operations
0.49	0.04	0.68	38.8	per share (euro)	1.54	1.70	10.4
1.38	0.10	1.70	23.2	per ADR ($)	4.33	4.36	0.7
				Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.48	0.38	0.49	2.1	per share (euro)	1.48	1.55	4.7
1.36	0.97	1.23	(9.6)	per ADR ($)	4.16	3.97	(4.6)
3,622.7	3,622.8	3,622.8		Weighted average number of outstanding shares (c)	3,622.6	3,622.8
2,562	4,219	1,909	(25.5)	Net cash provided by operating activities - continuing operations	10,952	10,249	(6.4)
47	8	(67)	..	Net cash provided by operating activities - discontinued operations	253	15	(94.1)
2,609	4,227	1,842	(29.4)	Net cash provided by operating activities	11,205	10,264	(8.4)

2,568	3,015	3,224	25.5	Capital expenditure - continuing operations	8,526	8,871	4.0

(a)	This item concerned intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period and other consolidation adjustment following the representation of discontinued operations.
(b)	Excluding special items.
(c)	Fully diluted (million shares).

(6)	i	In the circumstances of discontinued operations, the International Financial Reporting Standards require that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or Snam operations, as if they were stand alone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported on page 25.

Trading environment indicators

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

113.46	108.19	109.61	(3.4)	Average price of Brent dated crude oil (a)	111.93	112.10	0.2
1.413	1.281	1.250	(11.5)	Average EUR/USD exchange rate (b)	1.406	1.281	(8.9)
80.30	84.46	87.69	9.2	Average price in euro of Brent dated crude oil	79.59	87.51	10.0
2.87	5.89	7.96	177.4	Average European refining margin (c)	1.90	5.59	194.2
2.92	6.31	7.35	151.7	Average European refining margin Brent/Ural (c)	2.82	5.64	100.0
2.03	4.60	6.37	213.8	Average European refining margin in euro	1.35	4.36	223.0
8.74	9.09	9.00	3.0	Price of NBP gas (d)	9.06	9.14	0.9
1.6	0.7	0.4	(76.9)	Euribor - three-month euro rate (%)	1.4	0.7	(49.3)
0.3	0.5	0.4	43.3	Libor - three-month dollar rate (%)	0.3	0.5	62.1

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Net profit attributable to Eni’s shareholders from continuing operations for the third quarter of 2012 increased by euro 687 million to euro 2,462 million (up 38.7%). The result was positively impacted by gains on the divestment of a 5% interest in Galp Energia SGPS, SA (amounting to euro 288 million) and the revaluation of the residual interest in the investee at market fair value through profit (euro 865 million). These gains were partly offset by a weaker operating performance (down euro 169 million) mainly driven by the Gas & Power division (down euro 594 million) which was hit by the negative impact of price revisions on certain long-term gas purchase and selling contracts, owing also to the settlement of a number of arbitration proceedings. Particularly, the division recognized overall charges amounting to euro 909 million in the third quarter and euro 986 million in the nine months of 2012 on adjustments to the price of volumes purchased in the previous reporting periods in the execution of said contracts. Those charges have been presented as special items when assessing the gas marketing business’s underlying performance given the contractual time span for price revision expired long ago.
These negatives were partly offset by an excellent performance reported by the Exploration & Production division (up euro 442 million), which was boosted by production growth and the depreciation of the Euro vs. the US dollar as well as the Refining & Marketing division (up euro 422 million) benefiting from a better refinery scenario.

Net profit attributable to Eni’s shareholders for the third quarter of 2012 including results from discontinued operations was euro 2,483 million, an increase of euro 713 million, or 40.3%, from the third quarter of 2011.

Net profit attributable to Eni’s shareholders from continuing operations for the nine months of 2012 increased by euro 576 million to euro 6,162 million (up 10.3%) from the nine months of 2011. Operating profit was barely unchanged from the same period of 2011. The above mentioned drivers as explained in the review of the third quarter and the recognition of impairment losses amounting to approximately euro 1.1 billion in the second quarter were offset by an increased operating profit in the Exploration & Production division and the retroactive profit to the beginning of 2011 following the renegotiations of certain gas supply contracts in the Gas & Power division. In addition, the Group’s net profit was helped by an extraordinary gain amounting to euro 835 million registered on Eni’s interest in Galp in the first quarter. This was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed for its share of the capital increase by contributing a cash amount which was in excess of the net book value of the interest acquired. On the negative side, net profit reflected: (i) higher net finance and exchange rate charges (down euro 168 million) due to the negative impact of the definition of an arbitration proceeding with GasTerra, as well as a downward estimate revision on certain discounted provisions due to a changed interest rate environment, partly offset by the positive balance of net exchange differences and fair value on exchange derivatives (which did not meet the formal criteria for hedge accounting provided by IAS 39); (ii) higher income taxes (down euro 1,245 million).

In the nine months of 2012, net profit attributable to Eni’s shareholders including results from discontinued operations was euro 6,327 million (up 13.6% from the nine months of 2011).

In the third quarter of 2012, adjusted operating profit from continuing operations was euro 4,361 million, up 2.2% from the third quarter of 2011 (euro 14,796 million in the nine months, up by 13.9%). Adjusted net profit attributable to Eni’s shareholders from continuing operations amounted to euro 1,777 million in the third quarter, up 3.1% from the corresponding period of the previous year. Adjusted net profit was calculated by excluding an inventory holding gain which amounted to euro 293 million (euro 363 million in the nine months) and special gains of euro 392 million (euro 189 million in the nine months), net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a loss of euro 134 million in the third quarter and a gain of euro 36 million in the nine months) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas.

In the third quarter of 2012, special charges in operating profit from continuing operations (euro 780 million in the third quarter of 2012) mainly related to extraordinary expenses and risk provisions of euro 909 million (euro 986 million in the nine months of 2012) incurred in connection with price revisions on long-term gas purchase contracts for volumes supplied in previous reporting periods which were presented as special items given the contractual time span for price revisions expired long ago, including the one relating to the settlement of an arbitration proceeding with GasTerra.
In the nine months of 2012, special charges in operating profit from continuing operations (euro 1,984 million), including the aforementioned expenses and risk provisions, regarded: (i) impairment losses of euro 1,173 million mainly relating to goodwill and tangible assets in the gas marketing and refining businesses recorded in the second quarter 2012. These were based on management’s outlook pointing to declining commodity demand due to the economic downturn and rising competitive pressure which are expected to negatively impact unit margins. Smaller impairment losses were recorded at certain oil&gas properties in the United States reflecting a changed pricing environment and downward reserve revisions; (ii) exchange rate differences and exchange rate derivative instruments reclassified as operating items (a gain of euro 134 million in the quarter; charges of euro 36 million in the nine months); (iii) provisions for redundancy incentives (euro 66 million in the nine months) and environmental issues (euro 117 million in the nine months). These losses were partly offset by a gain due to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement.

In the third quarter of 2012, special items in net profit from continuing operations mainly regarded the gains on the divestment of a 5% interest in Galp Energia SGPS, SA (amounting to euro 288 million) and the revaluation of the residual interest in the investee at market fair value through profit (euro 865 million). In the nine months of 2012, special items of net profit comprised the aforementioned gains and the extraordinary gain amounting to euro 835 million recognized in connection with an equity transaction made by Galp’s subsidiary Petrogal as previously disclosed.

Results by division

The trends in the Group’s adjusted net profit reported in the third quarter of 2012 were determined by higher adjusted operating profit achieved by the Exploration & Production, Refining & Marketing and Engineering & Construction divisions, whose effects were dampened by greater losses incurred by the Gas & Power and Chemicals divisions. In the nine months of 2012, Group net profit increased by 4.6% supported by increased operating results (up 13.9%) mainly in the Exploration & Production division and, to a lower extent, the Engineering & Construction division. It is worth mentioning that in the first quarter of 2012 the Gas & Power division reported a gain due to price revisions with retroactive effects to the beginning of 2011.

Exploration & Production
In the third quarter of 2012, the Exploration & Production division reported a 10.8% increase in adjusted operating profit to euro 4,331 million (up 15.1% in the nine months) driven by an ongoing recovery in Libyan activities and the positive effect of the appreciation of the dollar over the euro (up 11.5% and up 8.9%, respectively in the two reporting periods). These increases were partly offset by higher exploration costs related to increased activities as well as higher operating costs and depreciation charges related to new field start-ups/ramp-ups.
Adjusted net profit amounted to euro 1,924 million in the third quarter and euro 5,632 million in the nine months, up by 17.2% and 9.1%, respectively from the relevant periods of the previous year.

Engineering & Construction
The Engineering & Construction segment reported a solid operating performance up by 15.9% and 9% in the third quarter and the nine months, respectively, to euro 386 million and euro 1,148 million. This reflected higher revenues and better margins on the works executed in particular in the Engineering & Construction business. Adjusted net profit increased by 10.2% and 5.4% in the two reporting periods, respectively.

Refining & Marketing
In the third quarter of 2012, the Refining & Marketing division reported a significant improvement in adjusted operating results which increased by euro 49 million from the third quarter of 2011 to euro 51 million, due to recovering refining margins supported by higher prices for premium distillates. Management has stepped up efforts to boost efficiency and optimization. These positives were partly offset by weak fuel demand that affected marketing results. Adjusted net profit in the quarter increased by 82.1% (up euro 23 million). In the nine months of 2012 the adjusted operating loss increased by euro 48 million to euro 319 million, due to the particularly weak trading environment of the first half of 2012. In the nine months of 2012, the adjusted net loss increased by euro 66 million (from a loss of euro 136 million in the nine months of 2011 to euro 202 million in the same period of 2012).

Gas & Power
In the third quarter of 2012, the Gas & Power division reported wider adjusted operating losses at minus euro 304 million, down by 55.1% from the third quarter of 2011. This was negatively affected by lower results reported by International transport activity, which was down by 52.4% in the quarter and 30.1% in the nine months of 2012, due to the asset divestments finalized in 2011. Against the backdrop of weak demand and strong competitive pressures, the Marketing business unit within the Gas & Power division reported a greater operating loss (down by 17.6%) driven by the negative effects of price revisions with certain long-term gas suppliers and customers, this was also due to the settlement of a number of arbitration proceedings. The benefits of the renegotiations of certain supply contracts and an ongoing recovery at Libyan supplies helped the Marketing performance. The adjusted net loss for the third quarter of 2012 was euro 66 million, an increase of euro 54 million from the third quarter of 2011.
In the nine months of 2012, the Gas & Power division reported an adjusted operating profit of euro 313 million, increasing by euro 488 million from the nine months of 2011. This result reflected the recognition of profit retroactive to the beginning of 2011 associated with the renegotiations of certain gas supply contracts, which occurred in the first quarter of 2012, partly offset by the negative impact of a weaker gas market and by the drivers described in the quarterly review. In the nine months of 2012, adjusted net profit increased by euro 383 million.

Chemicals
In the third quarter of 2012, the Chemical division reported an adjusted operating loss of euro 173 million, doubling from the third quarter of 2011, due to continuing margin weakness against the backdrop of weak commodity demand impacted by the downturn.
The operating loss incurred in the nine months of 2012 was euro 368 million, almost tripling the loss of the nine months of 2011 as commodity margins in the first quarter of 2012 plunged due to the escalating cost of oil-based feedstock leading to a negative benchmark margin for cracking.
The adjusted net loss for the third quarter of 2012 was euro 124 million, increasing by euro 69 million from the third quarter of 2011. The loss for the nine months increased by euro 182 million from a year ago.

Summarized Group Balance Sheet7

(euro million)

Dec. 31, 2011	June 30, 2012	Sept. 30, 2012	Change vs. Dec. 31, 2011	Change vs. June 30, 2012

Fixed assets
Property, plant and equipment	73,578	64,188	63,865	(9,713)	(323)
Inventories - Compulsory stock	2,433	2,431	2,504	71	73
Intangible assets	10,950	6,021	6,102	(4,848)	81
Equity-accounted investments and other investments	6,242	6,858	7,926	1,684	1,068
Receivables and securities held for operating purposes	1,740	1,519	1,528	(212)	9
Net payables related to capital expenditure	(1,576)	(681)	(697)	879	(16)

	93,367	80,336	81,228	(12,139)	892
Net working capital
Inventories	7,575	7,900	9,435	1,860	1,535
Trade receivables	17,709	16,378	17,350	(404)	927
Trade payables	(13,436)	(12,026)	(13,145)	291	(1,119)
Tax payables and provisions for net deferred tax liabilities	(3,503)	(5,034)	(3,893)	(390)	1,141
Provisions	(12,735)	(13,300)	(13,660)	(925)	(360)
Other current assets and liabilities	281	2,045	2,121	1,840	76

	(4,109)	(4,037)	(1,837)	2,272	2,200
Provisions for employee post-retirement benefits	(1,039)	(970)	(988)	51	(18)

Discontinued operations and assets held for sale including related liabilities	206	15,154	5,455	5,249	(9,699)

CAPITAL EMPLOYED, NET	88,425	90,483	83,858	(4,567)	(6,625)

Eni shareholders’ equity	55,472	58,545	58,828	3,356	283
Non-controlling interest	4,921	5,029	5,413	492	384
Shareholders’ equity	60,393	63,574	64,241	3,848	667
Net borrowings	28,032	26,909	19,617	(8,415)	(7,292)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,425	90,483	83,858	(4,567)	(6,625)

Leverage	0.46	0.42	0.31	(0.15)	(0.11)

Fixed assets amounted to euro 81,228 million, representing a decrease of euro 12,139 million from December 31, 2011, reflecting the reclassification of Snam and its subsidiaries’ assets to the line-item "Discontinued operations and assets held for sale including related liabilities". Other differences reported in the period were due to capital expenditure incurred (euro 8,871 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 8,274 million). The item "Equity-accounted investments" increased by euro 1,684 million due to the increased book value of Eni’s residual interest in Galp which was reclassified as available-for-sale financial asset and initially measured at market fair value through profit at the date of loss of the significant influence in the investee when the shareholders' agreement expired, and then re-measured at market fair value through equity at the balance sheet date. In addition this item included the extraordinary gain recorded on the Petrogal equity transaction described above. Net payables related to investing activities decreased following recognition of a receivable relating to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement (euro 258 million).

Net working capital amounted to a negative euro 1,837 million, representing an increase of euro 2,272 million mainly due to an increased item "Other current assets, net" referring mainly to: (i) reclassification of other current assets and liabilities of Snam as assets held for sale; (ii) payment of receivables due to the Company’s gas suppliers due to the take-or-pay position accrued in 2011 and (iii) increasing oil, gas and petroleum products inventories, driven by replenishment of gas storage at the beginning of the new thermal year , and the impact of rising oil prices on inventories stated at the weighted average cost (up euro 1,860 million). These effects were partly offset by higher tax payables and net provisions for deferred tax liabilities accrued in the period (down euro 390 million) and higher risk provisions (up euro 925 million) mainly accrued in connection with the price revision of gas contracts and estimate revisions caused by a reduction in interest rates used to discount the liabilities.

(7)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Discontinued operations and net assets held for sale including related liabilities (euro 5,455 million) mainly related to Snam and its subsidiaries. In October Eni completed the sale of a 30% minus one share of the voting share capital of the above mentioned company, to Cassa Depositi e Prestiti. Management intends to divest the residual interest through transparent and non-discriminatory sales procedures targeting both retail and institutional investors; in this context the company in July finalized the sale of a 5% interest through an accelerated book-building procedure. This item also included non-strategic assets in the Refining & Marketing and Exploration & Production divisions due to be divested.

Shareholders’ equity including non controlling interest was euro 64,241 million, representing an increase of euro 3,848 million from December 31, 2011. This was due to comprehensive income for the period (euro 7,644 million) as a result of net profit (euro 7,147 million) and the revaluation of Eni’s residual interest in Galp at market fair value through equity at period end (up euro 432 million) as it was classified as an available-for-sale financial asset. In addition, total equity increased following the divestment of a 5% non-controlling interest in Snam to institutional investors that occurred in July 2012 (euro 237 million) which also determined an increase in the Group’s equity (up by euro 368 million) as the transaction consideration was higher than the corresponding book value disposed of. Those additions were partly absorbed by dividend payments to Eni’s shareholders and non-controlling interests (for a total amount of euro 4.42 billion).

Summarized Group Cash Flow Statement8

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012	Change

1,834	245	2,802	Net profit - continuing operations	6,310	6,840	530
			Adjustments to reconcile net profit to cash provided by operating activities:
1,924	3,374	1,562	- depreciation, depletion and amortization and other non monetary items	5,643	6,079	436
(53)	(347)	(369)	- net gains on disposal of assets	(87)	(739)	(652)
2,361	2,572	2,305	- dividends, interest, taxes and other changes	7,251	8,574	1,323
(1,712)	1,352	(1,708)	Changes in working capital related to operations	(1,777)	(2,001)	(224)
(1,792)	(2,977)	(2,683)	Dividends received, taxes paid, interest (paid) received during the period	(6,388)	(8,504)	(2,116)

2,562	4,219	1,909	Net cash provided by operating activities - continuing operations	10,952	10,249	(703)
47	8	(67)	Net cash provided by operating activities - discontinued operations	253	15	(238)

2,609	4,227	1,842	Net cash provided by operating activities	11,205	10,264	(941)
(2,568)	(3,015)	(3,224)	Capital expenditure - continuing operations	(8,526)	(8,871)	(345)
(361)	(254)	(263)	Capital expenditure - discontinued operations	(1,018)	(756)	262
(2,929)	(3,269)	(3,487)	Capital expenditure	(9,544)	(9,627)	(83)
(92)	(61)	(207)	Investments and purchase of consolidated subsidiaries and businesses	(220)	(513)	(293)
231	722	902	Disposals	334	1,676	1,342
187	(312)	(20)	Other cash flow related to capital expenditure, investments and disposals	287	(594)	(881)

6	1,307	(970)	Free cash flow	2,062	1,206	(856)
79	3,939	299	Borrowings (repayment) of debt related to financing activities	59	(37)	(96)
1,820	(334)	3,273	Changes in short and long-term financial debt	1,933	6,850	4,917
(1,882)	(2,274)	(1,364)	Dividends paid and changes in non-controlling interest and reserves	(4,058)	(3,644)	414
44	12	(11)	Effect of changes in consolidation and exchange differences	(4)	(8)	(4)

67	2,650	1,227	NET CASH FLOW FOR THE PERIOD	(8)	4,367	4,375

Change in net borrowings

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012	Change

6	1,307	(970)	Free cash flow	2,062	1,206	(856)
			Net borrowings of acquired companies		(2)	(2)
	(3)		Net borrowings of divested companies		(3)	(3)
	1,512	9,904	Net borrowings of Snam reclassified as discontinued operations and assets held for sale including related liabilities		11,416	11,416
(419)	(25)	(278)	Exchange differences on net borrowings and other changes	(158)	(558)	(400)
(1,882)	(2,274)	(1,364)	Dividends paid and changes in non-controlling interest and reserves	(4,058)	(3,644)	414
(2,295)	517	7,292	CHANGE IN NET BORROWINGS	(2,154)	8,415	10,569

Net cash provided by operating activities of continuing operations (euro 10,249 million) and proceeds from disposals of euro 1,676 million funded cash outflows relating to capital expenditure totaling euro 8,871 million and investments (euro 513 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments amounting to euro 4,278 million (of which euro 1,956 million relating to 2012 interim dividend and euro 1,884 million to the balance dividend for fiscal year 2011 to Eni’s shareholders and the remaining part related to other dividend payments to non-controlling interests). The decrease of euro 8,415 million in the consolidated net borrowings at September 30, 2012 from December 31, 2011 was also driven by the reimbursement of intercompany loans made by Snam, which raised euro 10.5 billion of finance debt with third-party lenders. Group

(8)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

consolidated net borrowings do not include Snam’s third-party finance debt which was reported, as prescribed by IFRS 5, as discontinued operations. Disposals of assets mainly regarded the divestment of a 5% interest in Galp (euro 590 million), a 10% interest in the Karachaganak field (euro 258 million) and other non-strategic assets in the Exploration & Production division. The proceeds on the divestment of an interest of 5% in Snam (euro 612 million) were recognized as an equity transaction.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have recently been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2012, ten of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC - Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc and Eni Trading & Shipping Inc – fall within the scope of the new continuing listing standard. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the third quarter and the nine months of 2012 is provided in the following pages.

Exploration & Production

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

				RESULTS	(euro million)
6,933	8,553	8,736	26.0	Net sales from operations		21,185	26,632	25.7
3,919	4,453	4,361	11.3	Operating profit		11,718	13,904	18.7
(10)	(219)	(30)		Exclusion of special items:		144	(248)
	91	1		- asset impairments		141	92
	(339)	(62)		- gains on disposal of assets		(28)	(413)
11	7			- provision for redundancy incentives		15	8
1	(20)	1		- re-measurement gains/losses on commodity derivatives		31	2
(22)	(5)	1		- exchange differences and derivatives		(15)	(13)
	47	29		- other			76
3,909	4,234	4,331	10.8	Adjusted operating profit		11,862	13,656	15.1
(57)	(65)	(61)		Net financial income (expense) (a)		(173)	(189)
36	199	234		Net income (expense) from investments (a)		448	476
(2,247)	(2,652)	(2,580)		Income taxes (a)		(6,974)	(8,311)
57.8	60.7	57.3		Tax rate (%)		57.5	59.6
1,641	1,716	1,924	17.2	Adjusted net profit		5,163	5,632	9.1

				Results also include:
1,396	2,101	2,122	52.0	- amortization and depreciation		4,564	6,040	32.3
				of which:
249	505	473	90.0	exploration expenditure		825	1,376	66.8
180	408	430	..	- amortization of exploratory drilling expenditures and other		577	1,121	94.3
69	97	43	(37.7)	- amortization of geological and geophysical exploration expenses		248	255	2.8
2,026	2,437	2,710	33.8	Capital expenditure		6,745	7,165	6.2
				of which:
196	468	621	..	- exploratory expenditure (b)		685	1,447	..

				Production (c) (d) (e)
793	856	891	12.4	Liquids (f)	(kbbl/d)	828	871	5.2
3,773	4,394	4,545	20.6	Natural gas	(mmcf/d)	3,997	4,473	12.4
1,473	1,656	1,718	n.m.	Total hydrocarbons	(kboe/d)	1,548	1,686	n.m.
1,473	1,647	1,709	16.0	Total hydrocarbons net of updating the natural gas conversion rate		1,548	1,677	8.3

				Average realizations
104.42	101.46	96.43	(7.7)	Liquids (e)	($/bbl)	102.70	102.99	0.3
6.45	6.96	6.72	4.2	Natural gas	($/mmcf)	6.25	7.00	12.1
73.88	72.02	69.48	(6.0)	Total hydrocarbons	($/boe)	72.15	73.17	1.4

				Average oil market prices
113.46	108.19	109.61	(3.4)	Brent dated	($/bbl)	111.93	112.10	0.2
80.30	84.46	87.69	9.2	Brent dated	(euro/bbl)	79.59	87.51	10.0
89.70	93.44	92.11	2.7	West Texas Intermediate	($/bbl)	95.37	96.18	0.8
145.50	80.16	101.71	(30.1)	Gas Henry Hub	($/kcm)	149.03	89.70	(39.8)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 43.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	From July 1, 2012, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,492 cubic feet of gas (it was 1 barrel of oil = 5,550 cubic feet of gas). The effect on production has been 9 kboe/d. For further information see page 7.
(f)	Includes condensates.

Results

In the third quarter of 2012, the Exploration & Production division reported an adjusted operating profit amounting to euro 4,331 million, representing an increase of euro 422 million from the third quarter of 2011, up by 10.8%. This was driven by increased sales volumes on the back of an ongoing recovery in Libyan activities and the depreciation of the euro over the dollar (approximately euro 400 million). These positives were partly offset by higher exploration costs related to increasing exploration activities and higher operating costs and amortization related to new field start-ups/ramp-ups.

Adjusted net profit of euro 1,924 million increased by euro 283 million, or 17.2%, from the third quarter 2011 due to an improved operating performance and higher income from investments.

In the nine months of 2012 the Exploration & Production segment recorded an adjusted operating profit of euro 13,656 million, increasing by euro 1,794 million from the nine months of 2011, or 15.1%, due the positive impact of the depreciation of the euro over the dollar (approximately euro 930 million) and the growth in production sold, partly offset by higher exploration costs and development amortizations.

In the nine months of 2012, special items excluded from adjusted operating profit amounted to a net gain of euro 248 million (euro 30 million in the quarter) and mainly related to the gain on disposal of assets (euro 413 million), including the divestment of a 10% interest in the Karachaganak field to the Kazakh partner KazMunaiGas as part of the settlement agreement. This was partly absorbed by impairment losses recorded at certain oil and gas properties mainly in the United States relating to a changed gas pricing environment and downward reserves revision (euro 92 million).

Adjusted net profit in the nine months increased by euro 469 million to euro 5,632 million (up by 9.1%) from the nine months of 2011 due to an improved operating performance partly offset by a higher tax rate (up approximately 2 percentage points) due to larger taxable profit reported in Countries with higher taxation.

Operating review

Eni reported liquids and gas production of 1,718 kboe/d for the third quarter of 2012 increasing by 16% when excluding the effect of the revision of the gas conversion rate. The performance was driven by an ongoing recovery in Libyan production, the start-up and ramp-up of new fields in Australia and Russia as well as increased production in Iraq. These positives were partly offset by the temporary shutdown of the Elgin/Franklin field operated by a major oil company (Eni’s interest 21.87%) in the UK due to a gas leak and mature field declines. The share of oil and natural gas produced outside Italy was 89% (87% in the third quarter of 2011).
Liquids production (891 kbbl/d) increased by 98 kbbl/d, or 12.4%, due to the ramp-up of Libyan production, the reaching of full production at the Kitan field (Eni operator with a 40% interest) in Australia and increased production at the Zubair field (Eni’s interest 32.8%) in Iraq. These positives were partly offset by lower production in the United Kingdom and declines mainly in Norway and Italy.
Natural gas production (4,545 mmcf/d) increased by 772 mmcf/d (up 20.6%) due to the ramp-up of Libyan operations and start-ups in Russia. The main decreases were registered in the United Kingdom.

In the nine months of 2012, Eni reported liquids and gas production of 1,686 kboe/d, increasing by 8.3% when excluding the effect of the revision of the gas conversion rate. The performance was driven by an ongoing recovery in Libyan production, the start-up and ramp-up of new fields in Australia and Russia as well as increased production in Iraq. These positives were partly offset by lower production in the UK for the reasons described above and mature field declines. The share of oil and natural gas produced outside Italy was 89% (88% in the nine months of 2011).
Liquids production (871 kbbl/d) increased by 43 kbbl/d, or 5.2%, due to the ramp-up of Libyan production and organic growth. Production declined in the United Kingdom.
Natural gas production (4,473 mmcf/d) increased by 476 mmcf/d (up 12.4%) due to the ramp-up of Libyan operations and start-ups in Russia and Egypt. The main decreases were registered in the United Kingdom.

Gas & Power

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

				RESULTS (*)	(euro million)
6,742	7,865	7,276	7.9	Net sales from operations		22,879	27,269	19.2
(170)	(1,558)	(764)	..	Operating profit		(129)	(1,406)	..
(64)	114	(314)		Exclusion of inventory holding (gains) losses		(117)	(187)
38	1,042	774		Exclusion of special items:		71	1,906
	(3)			- environmental charges			(3)
	849			- asset impairments			849
		(3)		- gains on disposal of assets			(4)
	(20)	909		- risk provisions			986
1	4			- provision for redundancy incentives		3	4
54				- re-measurement gains/losses on commodity derivatives		208
(18)	210	(133)		- exchange differences and derivatives		(148)	67
1	2	1		- other		8	7
(196)	(402)	(304)	(55.1)	Adjusted operating profit		(175)	313	..
(301)	(493)	(354)	(17.6)	Marketing		(510)	79	115.5
105	91	50	(52.4)	International transport		335	234	(30.1)
10	2	16		Net finance income (expense) (a)		36	25
75	81	51		Net income from investments (a)		267	238
99	208	171		Income taxes (a)		48	(17)
..	..	..		Tax rate (%)		..	..
(12)	(111)	(66)	..	Adjusted net profit		176	559	..
50	53	43	(14.0)	Capital expenditure		118	128	8.5

				Natural gas sales
6.29	6.52	5.96	(5.2)	Italy	(bcm)	25.38	24.63	(3.0)
11.67	13.63	13.52	15.9	International sales		45.91	45.61	(0.7)
9.15	11.13	10.73	17.3	- Rest of Europe		39.02	38.17	(2.2)
1.87	1.90	2.08	11.2	- Extra European markets		4.78	5.43	13.6
0.65	0.60	0.71	9.2	- E&P sales in Europe and in the Gulf of Mexico		2.11	2.01	(4.7)
17.96	20.15	19.48	8.5	WORLDWIDE GAS SALES		71.29	70.24	(1.5)
				of which:
15.35	17.35	17.43	13.6	- Sales of consolidated subsidiaries		62.27	61.97	(0.5)
1.96	2.20	1.34	(31.6)	- Eni’s share of sales of natural gas of affiliates		6.91	6.26	(9.4)
0.65	0.60	0.71	9.2	- E&P sales in Europe and in the Gulf of Mexico		2.11	2.01	(4.7)
9.55	9.62	10.54	10.4	Electricity sales	(TWh)	28.89	32.45	12.3

(*)	G&P results include Marketing and International transport activities.
(a)	Excluding special items.

Results

In the third quarter of 2012, the Gas & Power division reported an adjusted operating loss of euro 304 million, greater than the loss in the third quarter of 2011 (down by euro 108 million) due to the higher loss reported by the Marketing business (down euro 53 million), while International Transport reported lower operating profit (down euro 55 million) due to the divestment of the Company’s interests in the entities engaged in the International Transport of gas from Northern Europe and Russia which were executed in 2011.

In the third quarter of 2012, special items of euro 774 million (euro 1,906 million in the nine months) related mainly to: (i) extraordinary expenses and risk provisions of euro 909 million (euro 986 million in the nine months of 2012) incurred in connection with price revisions at long-term gas purchase contracts relating to volumes of the previous reporting periods. Those charges have been presented as special items given the contractual time span for price revision expired long ago, including the one relating to the definition of an arbitration proceeding with GasTerra; (ii) exchange rate differences and exchange rates derivative instruments reclassified as operating items (a loss of euro 133 million in the quarter; a gain of euro 67 million in the nine months). Furthermore, special charges for the nine months of 2012 included an impairment loss of euro 849 million relating to the goodwill allocated to the European market cash generating unit which was reported in the second quarter. This was based on management’s expectations pointing to a reduced profitability outlook in the light of continuing demand weakness and rising competitive pressure.

Adjusted net loss was euro 66 million, decreasing by euro 54 million from the third quarter of 2011.

In the nine months of 2012 the Gas & Power division reported adjusted operating profit of euro 313 million, up euro 488 million from the nine months of 2011. The Marketing business reported a euro 589 million increase driven by the economic benefits associated with the renegotiations of certain gas supply contracts, some of which retroactive to the beginning of 2011. International transport results were down by 30.1%.

Adjusted net profit for the nine months of 2012 was euro 559 million, an increase of euro 383 million from the nine months of 2011 due to a better operating performance.

Operating review

Marketing
In the third quarter of 2012, the Marketing business registered an operating loss of euro 354 million, decreasing by euro 53 million from the third quarter of 2011 (down 17.6%). Against the backdrop of weak demand and strong competitive pressures, the Marketing performance was driven by the negative effects of price revisions with certain long-term gas suppliers and customers, this was also due to the settlement of a number of arbitration proceedings. The benefits of the renegotiations of certain supply contracts and an ongoing recovery at Libyan supplies helped the Marketing performance.

Management tracks an alternative performance measure to assess the underlying performance of the Marketing business, which is the EBITDA pro-forma adjusted (for further details see page 21) that includes Eni’s share of results of associates. This performance indicator confirmed the trend results disclosed in the operating review.

In the nine months of 2012, the Marketing business reported adjusted operating profit of euro 313 million, sharply higher than the first nine months of 2011 (up by euro 488 million). This reflected the recognition of profit retroactive to the beginning of 2011 associated with the renegotiations of certain gas supply contracts partly offset by the same drivers described above.

NATURAL GAS SALES BY MARKET

(bcm)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

6.29	6.52	5.96	(5.2)	ITALY	25.38	24.63	(3.0)
0.70	0.59	0.43	(38.6)	- Wholesalers	3.78	2.90	(23.3)
0.84	1.49	1.34	59.5	- Italian exchange for gas and spot markets	3.63	5.29	45.7
1.72	1.64	1.53	(11.0)	- Industries	5.46	5.04	(7.7)
0.06	0.10	0.03	(50.0)	- Medium-sized enterprises and services	0.61	0.54	(11.5)
1.19	0.51	0.71	(40.3)	- Power generation	3.53	1.97	(44.2)
0.37	0.62	0.34	(8.1)	- Residential	3.78	3.97	5.0
1.41	1.57	1.58	12.1	- Own consumption	4.59	4.92	7.2
11.67	13.63	13.52	15.9	INTERNATIONAL SALES	45.91	45.61	(0.7)
9.15	11.13	10.73	17.3	Rest of Europe	39.02	38.17	(2.2)
0.41	0.24	0.84	104.9	- Importers in Italy	2.82	1.86	(34.0)
8.74	10.89	9.89	13.2	- European markets	36.20	36.31	0.3
1.86	1.75	1.41	(24.2)	Iberian Peninsula	5.61	5.09	(9.3)
0.73	1.54	1.24	69.9	Germany/Austria	4.47	5.59	25.1
2.93	2.79	1.83	(37.5)	Benelux	10.35	7.87	(24.0)
0.16	0.25	0.15	(6.3)	Hungary	1.50	1.39	(7.3)
0.13	0.81	2.02	..	UK/Northern Europe	3.06	3.88	26.8
1.53	1.62	1.63	6.5	Turkey	4.80	5.38	12.1
1.10	1.75	1.37	24.5	France	5.23	5.92	13.2
0.30	0.38	0.24	(20.0)	Other	1.18	1.19	0.8
1.87	1.90	2.08	11.2	Extra European markets	4.78	5.43	13.6
0.65	0.60	0.71	9.2	E&P sales in Europe and in the Gulf of Mexico	2.11	2.01	(4.7)
17.96	20.15	19.48	8.5	WORLDWIDE GAS SALES	71.29	70.24	(1.5)

Sales of natural gas for the third quarter of 2012 were 19.48 bcm, an increase of 1.52 bcm from the third quarter of 2011 (up 8.5%), due to higher volumes sold in European markets. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes in the Italian market amounted to 5.96 bcm, a decrease of 0.33 bcm, or 5.2%, from the third quarter of 2011. This was mainly due to sharply lower supplies to the power generation sector (down 0.48 bcm). Other declines were recorded in sales to wholesalers (down 0.27 bcm) due to increased competitive pressures and industrials (down 0.19 bcm) due to the current economic downturn. Increases were recorded in sales at certain Italian exchanges (up 0.50 bcm).
Sales in Europe posted a positive performance increasing by 1.15 bcm, or 13.2%, in particular in UK/Northern Europe (up 1.89 bcm), Germany/Austria (up 0.51 bcm) and France (up 0.27 bcm) due to effective marketing initiatives performed. These positives were partly offset by lower sales in Benelux (down 1.10 bcm) due to rising competitive pressures and the Iberian Peninsula (down 0.45 bcm) due to the exclusion of Galp sales following loss of significant influence in the Company.
Sales on markets outside Europe were on a positive trend (up 0.21 bcm) due to greater LNG sales in Argentina and Japan.
Sales to importers doubled (up 0.43 bcm) due to the recovered availability of Libyan gas.

Sales of natural gas for the nine months of 2012 were 70.24 bcm, a decrease of 1.05 bcm from the nine months of 2011, down 1.5%. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales on the domestic market decreased by 0.75 bcm to 24.63 bcm (down 3%) due the drivers describe above.
Sales in Europe were broadly unchanged from the same period of 2011 (36.31 bcm, up 0.11 bcm or 0.3%). Sales volumes decreased in Benelux (down 2.48 bcm) and the Iberian Peninsula (down 0.52 bcm) due to the drivers described above. These negatives were almost completely offset by higher sales in Germany/Austria (up 1.12 bcm), UK/Northern Europe (up 0.82 bcm), France (up 0.69 bcm) and Turkey (up 0.58 bcm).
Sales to importers to Italy posted a steep decline down by 0.96 bcm, or 34%, due to the expiration of certain supply contracts, partly offset by the recovered availability of Libyan gas.
Sales on markets outside Europe were on a positive trend (up 0.65 bcm) due to greater LNG sales in the Far East, especially in Japan.

In the third quarter of 2012, despite sluggish demand in Italy, electricity sales increased to 10.54 TWh, or 10.4%, from the third quarter of 2011 (up 3.56 TWh, up 12.3 in the first nine months of 2012), due to higher sales directed to customers in the free market, in particular wholesalers and medium-sized enterprises, partly offset by lower volumes traded on the Italian power exchange.

International Transport
This business reported an adjusted operating profit of euro 50 million for the third quarter of 2012 (euro 234 million in the nine months of 2012) representing a decrease of euro 55 million from the third quarter of 2012, down 52.4% (down euro 101 million, or 30.1% in the nine months), mainly due to the divestment of the Company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia executed in 2011.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

162	(133)	(108)	..	Pro-forma adjusted EBITDA	666	1,077	61.7
(28)	(264)	(190)	..	Marketing	83	730	..
65				of which: +/(-) adjustment on commodity derivatives	(46)
190	131	82	(56.8)	International Transport	583	347	(40.5)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

				RESULTS	(euro million)
13,141	15,295	17,113	30.2	Net sales from operations		37,962	46,614	22.8
32	(789)	454	..	Operating profit		408	(224)	..
(35)	464	(428)		Exclusion of inventory holding (gains) losses		(772)	(322)
5	181	25		Exclusion of special items:		93	227
7	3	7		- environmental charges		33	14
13	182	8		- asset impairments		51	201
1	1			- gains on disposal of assets		(8)	1
	(13)			- risk provisions		5	(13)
2	23	2		- provision for redundancy incentives		10	26
2				- re-measurement gains/losses on commodity derivatives		(4)
(24)	(17)	2		- exchange differences and derivatives		(7)	(13)
4	2	6		- other		13	11
2	(144)	51	..	Adjusted operating profit		(271)	(319)	(17.7)
	(3)			Net finance income (expense) (a)			(2)
21	(5)	38		Net income (expense) from investments (a)		59	55
5	42	(38)		Income taxes (a)		76	64
..	..	42.7		Tax rate (%)		..	..
28	(110)	51	82.1	Adjusted net profit		(136)	(202)	(48.5)
191	166	192	0.5	Capital expenditures		507	482	(4.9)

				Global indicator refining margin
2.87	5.89	7.96	177.4	Brent	($/bbl)	1.90	5.59	194.2
2.03	4.60	6.37	213.8	Brent	(euro/bbl)	1.35	4.36	223.0
2.92	6.31	7.35	151.7	Brent/Ural	($/bbl)	2.82	5.64	100.0

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
6.15	5.10	5.65	(8.1)	Refining throughputs of wholly-owned refineries		17.37	15.49	(10.8)
8.46	7.10	8.12	(4.0)	Refining throughputs on own account		24.23	22.39	(7.6)
7.22	5.83	6.74	(6.6)	- Italy		20.55	18.55	(9.7)
1.24	1.27	1.38	11.3	- Rest of Europe		3.68	3.84	4.3
3.03	2.74	3.05	0.7	Retail sales		8.57	8.32	(2.9)
2.23	1.98	2.24	0.4	- Italy		6.31	6.03	(4.4)
0.80	0.76	0.81	1.3	- Rest of Europe		2.26	2.29	1.3
3.55	3.21	3.25	(8.5)	Wholesale sales		9.74	9.41	(3.4)
2.47	2.18	2.20	(10.9)	- Italy		6.88	6.44	(6.4)
1.08	1.03	1.05	(2.8)	- Rest of Europe		2.86	2.97	3.8
0.11	0.11	0.10	(9.1)	Wholesale sales outside Europe		0.32	0.31	(3.1)

(a)	Excluding special items.

Results

In the third quarter of 2012, the Refining & Marketing division reported improved adjusted operating results amounting to euro 51 million which were up by euro 49 million from the year-earlier quarter. This increase reflected a recovery in refining margins which reached the highest levels on record in the last four years and gains achieved on efficiency and optimization measures. These positives were partly offset by shrinking price differentials between light and heavy crudes that impacted the profitability at complex refineries and lower demand of products due to the current economic downturn. Performance at the Marketing business was impacted by a sharp reduction in fuel consumption and rising competitive pressures. Particularly, retail margins at Eni’s outlets fell markedly driven by the negative effects associated with certain marketing initiatives including a special discount on prices at the pump during the summer week-ends.

Special charges excluded from adjusted operating loss amounted to euro 25 million and mainly related to environmental provisions and asset impairments.

In the third quarter of 2012, adjusted net profit was euro 51 million (up euro 23 million from the third quarter of 2011) mainly due to a higher operating performance and higher results of equity-accounted associates.

In the nine months of 2012, the Refining & Marketing business reported an adjusted operating loss amounting to euro 319 million (down euro 48 million from the nine months of 2011), reflecting a negative trading environment, especially in the first half of 2012, and sharply lower demand for fuels.

Special charges excluded from adjusted operating loss amounted to euro 227 million and mainly related to impairment charges (euro 201 million) which were incurred at certain refining plants due to the projections of unprofitable margins over the short to medium-term, and employee redundancy incentives (euro 26 million).

Adjusted net loss was euro 202 million, down euro 66 million from the third quarter of 2011.

Operating review

Eni’s refining throughputs for the third quarter of 2012 were 8.12 mmtonnes (22.39 mmtonnes in the first nine months of 2012), with a 4% decline from the third quarter of 2011 (down 7.6% from the nine months of 2011). In Italy, processed volumes decreased due to scheduled standstills in order to mitigate the impact of a negative trading environment at the Taranto and Gela (two production lines were shut down in June 2012) refineries as well as an upset at the Sannazzaro plant. These negatives were partly offset by higher volumes processed at the Venezia (temporarily shut down from November 2011 to April 2012) and Livorno refineries.

Outside Italy, Eni’s refining throughputs increased by 11.3% in particular in the Czech Republic due to planned standstills at the Litvinov refinery (production increased by 4.3% in the nine months).

Retail sales in Italy of 2.24 mmtonnes in the quarter (6.03 mmtonnes in the nine months of 2012) were broadly unchanged (up 10 ktonnes, or 0.4%; approximately down 280 ktonnes, or 4.4% in the nine months), driven by lower consumption of gasoil and gasoline of approximately 9%. The market share increased by 3.1 percentage points from the third quarter of 2012 to 34.3% in the third quarter of 2011 also due to the positive impact of commercial initiatives such as a special discount on prices at the pump during the summer week-ends. The premium segment decreased from the corresponding quarter of 2011.

Wholesale sales in Italy (2.20 mmtonnes in the quarter, 6.44 mmtonnes in the nine months) declined by approximately 270 ktonnes, down 10.9% from the same quarter of 2011 (down 6.4% in the nine months). Average market share in the third quarter of 2012 was 29.2% (29% in the third quarter of 2011). In the quarter, lower sales volumes were recorded in gasoil and fuel oil, due to lower demand in industrial segment, as well as special products which reflected lower coke availability.

Retail sales in the rest of Europe (approximately 810 ktonnes in the quarter, 2.29 ktonnes in the nine months) increased by 1.3% from the third quarter of 2011 (up 1.3% in the nine months).

Wholesale sales in the rest of Europe (1.05 mmtonnes in the third quarter, 2.97 mmtonnes in the nine months) decreased by 2.8% from the third quarter of 2011 (up 3.8 mmtonnes in the nine months), mainly in Germany and Hungary.

Summarized Group profit and loss account9

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

25,516	30,063	31,494	23.4	Net sales from operations	78,042	94,697	21.3
54	515	228	..	Other income and revenues	645	979	51.8
(19,486)	(23,985)	(25,307)	(29.9)	Operating expenses	(59,376)	(73,831)	(24.3)
				of which non-recurring income (charges)	(69)
(34)	(280)	190		Other operating income (expense)	(46)	(182)
(1,809)	(3,533)	(2,533)	(40.0)	Depreciation, depletion, amortization and impairments	(5,837)	(8,274)	(41.8)

4,241	2,780	4,072	(4.0)	Operating profit	13,428	13,389	(0.3)
(469)	(325)	(406)	13.4	Finance income (expense)	(858)	(1,026)	(19.6)
256	306	1,538	..	Net income from investments	950	2,932	..

4,028	2,761	5,204	29.2	Profit before income taxes	13,520	15,295	13.1
(2,194)	(2,516)	(2,402)	(9.5)	Income taxes	(7,210)	(8,455)	(17.3)
54.5	91.1	46.2		Tax rate (%)	53.3	55.3

1,834	245	2,802	52.8	Net profit - continuing operations	6,310	6,840	8.4
(9)	128	48	..	Net profit - discontinued operations	(26)	307	..
1,825	373	2,850	56.2	Net profit	6,284	7,147	13.7

1,770	227	2,483	40.3	Eni’s shareholders	5,571	6,327	13.6
1,775	156	2,462	38.7	- continuing operations	5,586	6,162	10.3
(5)	71	21	..	- discontinued operations	(15)	165	..

55	146	367	..	Non-controlling interest	713	820	15.0
59	89	340	..	- continuing operations	724	678	(6.4)
(4)	57	27	..	- discontinued operations	(11)	142	..

1,775	156	2,462	38.7	Net profit attributable to Eni’s shareholders	5,586	6,162	10.3
(10)	209	(293)		Exclusion of inventory holding (gains) losses	(654)	(363)
(42)	1,003	(392)		Exclusion of special items	431	(189)
				of which:
				- Non-recurring income (charges)	69
(42)	1,003	(392)		- Other special income (charges)	362	(189)
1,723	1,368	1,777	3.1	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	5,363	5,610	4.6

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

(9)	In the circumstances of discontinued operations, the International Financial Reporting Standards requires that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or Snam operations, as if they were standalone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported at the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Nine Months 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	13,904	(1,406)	(224)	(360)	1,127	(256)	1,676	(194)	10	14,277	(1,676)	788	(888)	13,389
Exclusion of inventory holding (gains) losses		(187)	(322)	(26)					(42)	(577)				(577)

Exclusion of special items:
environmental charges		(3)	14	1			71	34		117	(71)		(71)	46
asset impairments	92	849	201	8	21			2		1,173				1,173
gains on disposal of assets	(413)	(4)	1				(22)	(12)		(450)	22		22	(428)
risk provisions		986	(13)			3		4		980				980
provision for redundancy incentives	8	4	26	14	2	9	2	1		66	(2)		(2)	64
re-measurement gains/losses on commodity derivatives	2				(2)
exchange differences and derivatives	(13)	67	(13)	(5)						36				36
other	76	7	11			(2)		21		113				113

Special items of operating profit	(248)	1,906	227	18	21	10	51	50		2,035	(51)		(51)	1,984

Adjusted operating profit	13,656	313	(319)	(368)	1,148	(246)	1,727	(144)	(32)	15,735	(1,727)	788	(939)	14,796
Net finance (expense) income (b)	(189)	25	(2)	(1)		(728)	(51)	(20)		(966)	51		51	(915)
Net income from investments (b)	476	238	55	1	34	29	38			871	(38)		(38)	833
Income taxes (b)	(8,311)	(17)	64	101	(327)	176	(712)		11	(9,015)	712	(123)	589	(8,426)

Tax rate (%)	59.6	..	..		27.7		41.5			57.6				57.3
Adjusted net profit	5,632	559	(202)	(267)	855	(769)	1,002	(164)	(21)	6,625	(1,002)	665	(337)	6,288

of which:
- Adjusted net profit of non-controlling interest										820			(142)	678
- Adjusted net profit attributable to Eni’s shareholders										5,805			(195)	5,610

Reported net profit attributable to Eni’s shareholder										6,327			(165)	6,162

Exclusion of inventory holding (gains) losses										(363)				(363)
Exclusion of special items										(159)			(30)	(189)

Adjusted net profit attributable to Eni’s shareholders										5,805			(195)	5,610

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

Nine Months 2011
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	11,718	(129)	408	(127)	1,024	(273)	1,561	(244)	14	13,952	(1,561)	1,037	(524)	13,428
Exclusion of inventory holding (gains) losses		(117)	(772)	(88)						(977)				(977)

Exclusion of special items:
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	144	71	93	83	29	26	27	28		501	(27)		(27)	474
environmental charges			33				4	26		63	(4)		(4)	59
asset impairments	141		51	79	24		(8)	10		297	8		8	305
gains on disposal of assets	(28)		(8)		4		5	(2)		(29)	(5)		(5)	(34)
risk provisions			5			(10)	21	(1)		15	(21)		(21)	(6)
provision for redundancy incentives	15	3	10	4	2	13	5	2		54	(5)		(5)	49
re-measurement gains/losses on commodity derivatives	31	208	(4)		(1)					234				234
exchange differences and derivatives	(15)	(148)	(7)							(170)				(170)
other		8	13			23		(7)		37				37

Special items of operating profit	144	71	93	93	29	26	27	87		570	(27)		(27)	543

Adjusted operating profit	11,862	(175)	(271)	(122)	1,053	(247)	1,588	(157)	14	13,545	(1,588)	1,037	(551)	12,994
Net finance (expense) income (b)	(173)	36				(553)	19	4		(667)	(19)		(19)	(686)
Net income from investments (b)	448	267	59	1	79		37			891	(37)		(37)	854
Income taxes (b)	(6,974)	48	76	36	(321)	198	(687)		(3)	(7,627)	687	(135)	552	(7,075)

Tax rate (%)	57.5	..	..		28.4		41.8			55.4				53.8
Adjusted net profit	5,163	176	(136)	(85)	811	(602)	957	(153)	11	6,142	(957)	902	(55)	6,087

- Adjusted net profit of non-controlling interest										713			11	724
- Adjusted net profit attributable to Eni’s shareholders										5,429			(66)	5,363

Reported net profit attributable to Eni’s shareholders										5,571			15	5,586

Exclusion of inventory holding (gains) losses										(654)				(654)
Exclusion of special items:										512			(81)	431
- non-recurring (income) charges										69				69
- other special (income) charges										443			(81)	362

Adjusted net profit attributable to Eni’s shareholders										5,429			(66)	5,363

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

Third Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,361	(764)	454	(130)	387	(69)	602	(48)	(411)	4,382	(602)	292	(310)	4,072
Exclusion of inventory holding (gains) losses		(314)	(428)	(44)					295	(491)				(491)

Exclusion of special items:
environmental charges			7				60			67	(60)		(60)	7
asset impairments	1		8							9				9
gains on disposal of assets	(62)	(3)			(1)		(19)	(1)		(86)	19		19	(67)
risk provisions		909				3				912				912
provision for redundancy incentives			2	5	1	1	1			10	(1)		(1)	9
re-measurement gains/losses on commodity derivatives	1				(1)
exchange differences and derivatives	1	(133)	2	(4)						(134)				(134)
other	29	1	6					8		44				44

Special items of operating profit	(30)	774	25	1	(1)	4	42	7		822	(42)		(42)	780

Adjusted operating profit	4,331	(304)	51	(173)	386	(65)	644	(41)	(116)	4,713	(644)	292	(352)	4,361
Net finance (expense) income (b)	(61)	16				(81)	(60)			(186)	60		60	(126)
Net income from investments (b)	234	51	38		12	29	15			379	(15)		(15)	364
Income taxes (b)	(2,580)	171	(38)	49	(95)	(6)	(266)		48	(2,717)	266	(31)	235	(2,482)

Tax rate (%)	57.3	..	42.7		23.9		44.4			55.4				54.0
Adjusted net profit	1,924	(66)	51	(124)	303	(123)	333	(41)	(68)	2,189	(333)	261	(72)	2,117

of which:
- Adjusted net profit of non-controlling interest										367			(27)	340
- Adjusted net profit attributable to Eni’s shareholders										1,822			(45)	1,777

Reported net profit attributable to Eni’s shareholders										2,483			(21)	2,462

Exclusion of inventory holding (gains) losses										(293)				(293)
Exclusion of special items										(368)			(24)	(392)

Adjusted net profit attributable to Eni’s shareholders										1,822			(45)	1,777

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

Third Quarter 2011
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	3,919	(170)	32	(122)	304	(85)	508	(79)	197	4,504	(508)	245	(263)	4,241
Exclusion of inventory holding (gains) losses		(64)	(35)	31						(68)				(68)

Exclusion of special items:
environmental charges			7					14		21				21
asset impairments			13	9	10			8		40				40
gains on disposal of assets			1		1			(2)
risk provisions						(10)	21			11	(21)		(21)	(10)
provision for redundancy incentives	11	1	2	2	1	1	1	1		20	(1)		(1)	19
re-measurement gains/losses on commodity derivatives	1	54	2		17					74				74
exchange differences and derivatives	(22)	(18)	(24)	3						(61)				(61)
other		1	4					6		11				11

Special items of operating profit	(10)	38	5	14	29	(9)	22	27		116	(22)		(22)	94

Adjusted operating profit	3,909	(196)	2	(77)	333	(94)	530	(52)	197	4,552	(530)	245	(285)	4,267
Net finance (expense) income (b)	(57)	10				(361)	7			(401)	(7)		(7)	(408)
Net income from investments (b)	36	75	21		70		10			212	(10)		(10)	202
Income taxes (b)	(2,247)	99	5	22	(128)	137	(330)		(71)	(2,513)	330	(96)	234	(2,279)

Tax rate (%)	57.8	..	..		31.8		60.3			57.6				56.1
Adjusted net profit	1,641	(12)	28	(55)	275	(318)	217	(52)	126	1,850	(217)	149	(68)	1,782

of which:
- Adjusted net profit of non-controlling interest										55			4	59
- Adjusted net profit attributable to Eni’s shareholders										1,795			(72)	1,723

Reported net profit attributable to Eni’s shareholders										1,770			5	1,775

Exclusion of inventory holding (gains) losses										(10)				(10)
Exclusion of special items										35			(77)	(42)

Adjusted net profit attributable to Eni’s shareholders										1,795			(72)	1,723

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

Second Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,453	(1,558)	(789)	(134)	364	(103)	505	(107)	430	3,061	(505)	224	(281)	2,780
Exclusion of inventory holding (gains) losses		114	464	85					(337)	326				326

Exclusion of special items:
environmental charges		(3)	3	1			9	34		44	(9)		(9)	35
asset impairments	91	849	182	8	21			2		1,153				1,153
gains on disposal of assets	(339)		1							(338)				(338)
risk provisions		(20)	(13)					4		(29)				(29)
provision for redundancy incentives	7	4	23	8	1	5	(3)	1		46	3		3	49
re-measurement gains/losses on commodity derivatives	(20)				2					(18)				(18)
exchange differences and derivatives	(5)	210	(17)	6						194				194
other	47	2	2			(2)		9		58				58

Special items of operating profit	(219)	1,042	181	23	24	3	6	50		1,110	(6)		(6)	1,104

Adjusted operating profit	4,234	(402)	(144)	(26)	388	(100)	511	(57)	93	4,497	(511)	224	(287)	4,210
Net finance (expense) income (b)	(65)	2	(3)	(1)		(431)	4	(20)		(514)	(4)		(4)	(518)
Net income from investments (b)	199	81	(5)	1	21		11			308	(11)		(11)	297
Income taxes (b)	(2,652)	208	42	3	(127)	79	(215)		(39)	(2,701)	215	(46)	169	(2,532)

Tax rate (%)	60.7	..	..		31.1		40.9			62.9				63.5
Adjusted net profit	1,716	(111)	(110)	(23)	282	(452)	311	(77)	54	1,590	(311)	178	(133)	1,457

of which:
- Adjusted net profit of non-controlling interest										146			(57)	89
- Adjusted net profit attributable to Eni’s shareholders										1,444			(76)	1,368

Reported net profit attributable to Eni’s shareholders										227			(71)	156

Exclusion of inventory holding (gains) losses										209				209
Exclusion of special items										1,008			(5)	1,003

- Adjusted net profit attributable to Eni’s shareholders										1,444			(76)	1,368

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

Analysis of Profit and Loss account items of continuing operations
Breakdown of special items

(euro million)
Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

			Non-recurring charges (income)	69
			of which:
			settlement/payments on Antitrust and other Authorities proceedings	69
94	1,104	780	Other special items	474	1,984
21	35	7	environmental charges	59	46
40	1,153	9	asset impairments	305	1,173
	(338)	(67)	gains on disposal of assets	(34)	(428)
(10)	(29)	912	risk provisions	(6)	980
19	49	9	provisions for redundancy incentives	49	64
74	(18)		re-measurement gains/losses on commodity derivatives	234
(61)	194	(134)	exchange differences and derivatives	(170)	36
11	58	44	other	37	113

94	1,104	780	Special items of operating profit	543	1,984

61	(193)	280	Net finance (income) expense	172	111
			of which:
61	(194)	134	exchange differences and derivatives	170	(36)
(51)	(10)	(1,174)	Net income from investments	(26)	(2,071)
			of which:
	(7)	(309)	gains on disposal of assets		(1,151)
		(865)	gains on the revaluation of the interest in excess of the divested assets		(865)
(146)	102	(278)	Income taxes	(258)	(213)
			of which:
(22)		91	re-allocation of tax impact on Eni SpA dividends and other special items	49	107
(124)	102	(369)	taxes on special items of operating profit	(307)	(320)

(42)	1,003	(392)	Total special items of net profit	431	(189)

Net sales from operations
(euro million)
Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

6,933	8,553	8,736	26.0	Exploration & Production	21,185	26,632	25.7
6,742	7,865	7,276	7.9	Gas & Power	22,879	27,269	19.2
13,141	15,295	17,113	30.2	Refining & Marketing	37,962	46,614	22.8
1,604	1,598	1,644	2.5	Chemicals	5,148	4,885	(5.1)
2,901	3,053	3,467	19.5	Engineering & Construction	8,606	9,480	10.2
19	32	16	(15.8)	Other activities	64	77	20.3
323	354	345	6.8	Corporate and financial companies	967	1,009	4.3
(36)	(74)	8		Impact of unrealized intragroup profit elimination	(194)	(163)
(6,111)	(6,613)	(7,111)		Consolidation adjustment	(18,575)	(21,106)
25,516	30,063	31,494	23.4		78,042	94,697	21.3

Operating expenses
(euro million)
Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

18,410	22,840	24,129	31.1	Purchases, services and other	56,214	70,378	25.2
				of which:
				- non-recurring (income) charges	69
11	6	919		- other special items	53	1,026
1,076	1,145	1,178	9.5	Payroll and related costs	3,162	3,453	9.2
19	49	9		of which:
				- provision for redundancy incentives	49	64
19,486	23,985	25,307	29.9		59,376	73,831	24.3

Depreciation, depletion, amortization and impairments

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

1,396	2,010	2,121	51.9	Exploration & Production	4,423	5,948	34.5
101	106	104	3.0	Gas & Power	309	309
87	83	81	(6.9)	Refining & Marketing	262	246	(6.1)
21	21	22	4.8	Chemicals	67	65	(3.0)
149	150	186	24.8	Engineering & Construction	432	502	16.2
2	(1)		..	Other activities	2		..
19	17	17	(10.5)	Corporate and financial companies	54	50	(7.4)
(6)	(6)	(7)		Impact of unrealized intragroup profit elimination	(17)	(19)
1,769	2,380	2,524	42.7	Total depreciation, depletion and amortization	5,532	7,101	28.4

40	1,153	9	(77.5)	Impairments	305	1,173	..

1,809	3,533	2,533	40.0		5,837	8,274	41.8

Net income from investments

(euro million) Third quarter of 2012	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	134	233	31	34	2	434
Dividends	344	5	52		30	431
Net gains on disposal		28		1	288	317
Other income (expense), net	(2)		52		1,700	1,750

	476	266	135	35	2,020	2,932

Income taxes

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012	Change

			Profit before income taxes
83	(1,721)	510	Italy	1,111	1,060	(51)
3,945	4,482	4,694	Outside Italy	12,409	14,235	1,826
4,028	2,761	5,204		13,520	15,295	1,775
			Income taxes
96	(236)	(190)	Italy	523	108	(415)
2,098	2,752	2,592	Outside Italy	6,687	8,347	1,660
2,194	2,516	2,402		7,210	8,455	1,245
			Tax rate (%)
..	..	..	Italy	47.1	..	..
53.2	61.4	55.2	Outside Italy	53.9	58.6	4.7
54.5	..	46.2		53.3	55.3	2.0

Adjusted net profit by division

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

1,641	1,716	1,924	17.2	Exploration & Production	5,163	5,632	9.1
(12)	(111)	(66)	..	Gas & Power	176	559	..
28	(110)	51	82.1	Refining & Marketing	(136)	(202)	(48.5)
(55)	(23)	(124)	..	Chemicals	(85)	(267)	..
275	282	303	10.2	Engineering & Construction	811	855	5.4
(52)	(77)	(41)	21.2	Other activities	(153)	(164)	(7.2)
(318)	(452)	(123)	61.3	Corporate and financial companies	(602)	(769)	(27.7)
275	232	193		Impact of unrealized intragroup profit elimination and other consolidation adjustment (a)	913	644
1,782	1,457	2,117	18.8		6,087	6,288	3.3
				Attributable to:
1,723	1,368	1,777	3.1	- Eni’s shareholders	5,363	5,610	4.6
59	89	340	..	- Non-controlling interest	724	678	(6.4)

(a)	This item concerned intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period and other consolidation adjustment following the representation of discontinued operations.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings - which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2011	June 30, 2012	Sept. 30, 2012	Change vs. Dec. 31, 2011	Change vs. June 30, 2012

Total debt	29,597	31,954	25,582	(4,015)	(6,372)
Short-term debt	6,495	6,971	6,325	(170)	(646)
Long-term debt	23,102	24,983	19,257	(3,845)	(5,726)
Cash and cash equivalents	(1,500)	(4,640)	(5,867)	(4,367)	(1,227)
Securities held for non-operating purposes	(37)	(31)	(23)	14	8
Financing receivables for non-operating purposes	(28)	(374)	(75)	(47)	299

Net borrowings	28,032	26,909	19,617	(8,415)	(7,292)

Shareholders’ equity including non-controlling interest	60,393	63,574	64,241	3,848	667
Leverage	0.46	0.42	0.31	(0.15)	(0.11)

The ratio of net borrowings to shareholders’ equity including non-controlling interest - leverage - decreased to 0.31 at September 30, 2012 from 0.46 as of December 31, 2011 reflecting in addition to an increased total equity, the re-financing of intercompany loans due by Snam which third-party finance debt was reported as discontinued operations, thus reducing the Group net debt.

Bonds maturing in the 18-months period starting on September 30, 2012

(euro million)
Issuing entity	Amount at September 30, 2012 (a)

Eni Finance International SA	197
Eni SpA	2,829

3,026

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2012 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2012 (a) (euro million)	Maturity	Rate	%

Eni Finance International SA	70	EUR	70	2032	fixed	4.00
Eni SpA	1,000	EUR	1,022	2020	fixed	4.25
Eni SpA	750	EUR	752	2019	fixed	3.75

			1,844

(a)	Amounts include interest accrued and discount on issue.

Discontinued operations

Main financial data of discontinued operations are provided below.

Snam - Results of operations and liquidity from third-party transactions

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

599	643	575	(4.0)	Net sales from operations	1,447	1,886	30.3
(336)	(362)	(265)	(21.1)	Operating expenses	(923)	(998)	(8.1)
263	281	310	17.9	Operating profit	524	888	69.5
7	4	(60)	..	Finance income (expense)	19	(51)	..
280	296	265	(5.4)	Profit before income taxes	580	875	50.9
(289)	(168)	(217)	24.9	Income taxes	(606)	(568)	6.3
(9)	128	48	..	Net profit	(26)	307	..
				of which:
(5)	71	21	..	- Eni’s shareholders	(15)	165	..
(4)	57	27	..	- Non-controlling interest	(11)	142	..
	0.02	0.01		Net profit per share		0.05	..
	1,512	9,904	..	Net borrowings	(59)	11,416	..
47	8	(67)	..	Cash provided by operating activities	253	15	(94.1)
(304)	(308)	(383)	(26.0)	Cash provided by investing activities	(1,053)	(1,044)	0.9
(2)	1,290	9,882	..	Cash provided by financing activities	(206)	11,172	..
361	254	263	(27.1)	Capital expenditure	1,018	756	(25.7)

Snam - Results of operations and liquidity from third-party and intercompany transactions

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

924	894	891	(3.6)	Net sales from operations	2,718	2,754	1.3
(416)	(389)	(289)	30.5	Operating expenses	(1,157)	(1,078)	6.8
508	505	602	18.5	Operating profit	1,561	1,676	7.4
(207)	(119)	(142)	31.4	Finance income (expense)	(337)	(376)	(11.6)
311	397	475	52.7	Profit before income taxes	1,261	1,338	6.1
(289)	(168)	(217)	24.9	Income taxes	(606)	(568)	6.3
22	229	258	..	Net profit	655	770	17.6
				of which:
12	127	130	..	- Eni’s shareholders	363	414	14.0
10	102	128	..	- Non-controlling interest	292	356	21.9
	0.04	0.04		Net profit per share	0.10	0.11	10.0
(56)	792	713	..	Net borrowings	10,615	12,447	17.3
356	(6)	(225)	..	Cash provided by operating activities	1,258	412	(67.2)
(290)	(315)	(394)	(35.9)	Cash provided by investing activities	(1,114)	(1,070)	3.9
(70)	335	611	..	Cash provided by financing activities	(174)	663	..
361	254	263	(27.1)	Capital expenditure	1,018	756	(25.7)

GROUP BALANCE SHEET

(euro million)	Dec. 31, 2011	June 30, 2012	Sept. 30, 2012

ASSETS
Current assets
Cash and cash equivalents	1,500	4,640	5,867
Other financial assets available for sale	262	241	237
Trade and other receivables	24,595	24,605	25,352
Inventories	7,575	7,900	9,435
Current tax assets	549	307	631
Other current tax assets	1,388	1,057	1,258
Other current assets	2,326	1,944	1,800

	38,195	40,694	44,580
Non-current assets
Property, plant and equipment	73,578	64,188	63,865
Inventory - compulsory stock	2,433	2,431	2,504
Intangible assets	10,950	6,021	6,102
Equity-accounted investments	5,843	6,549	4,443
Other investments	399	309	3,483
Other financial assets	1,578	1,315	1,331
Deferred tax assets	5,514	5,067	4,544
Other non-current receivables	4,225	3,942	4,420

	104,520	89,822	90,692
Discontinued operations and assets held for sale	230	19,999	20,327
TOTAL ASSETS	142,945	150,515	155,599
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,459	3,947	3,199
Current portion of long-term debt	2,036	3,024	3,126
Trade and other payables	22,912	19,873	22,032
Income taxes payable	2,092	1,839	1,972
Other taxes payable	1,896	2,805	2,591
Other current liabilities	2,237	2,027	1,510

	35,632	33,515	34,430
Non-current liabilities
Long-term debt	23,102	24,983	19,257
Provisions for contingencies	12,735	13,300	13,660
Provisions for employee benefits	1,039	970	988
Deferred tax liabilities	7,120	6,954	5,922
Other non-current liabilities	2,900	2,374	2,229

	46,896	48,581	42,056
Liabilities directly associated with discontinued operations and assets held for sale	24	4,845	14,872

TOTAL LIABILITIES	82,552	86,941	91,358
SHAREHOLDERS’ EQUITY
Non-controlling interest	4,921	5,029	5,413
Eni shareholders’ equity:
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	49	33	(41)
Other reserves	53,195	57,415	50,493
Treasury shares	(6,753)	(6,752)
Interim dividend	(1,884)		(1,956)
Net profit	6,860	3,844	6,327
Total Eni shareholders’ equity	55,472	58,545	58,828

TOTAL SHAREHOLDERS’ EQUITY	60,393	63,574	64,241
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	142,945	150,515	155,599

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

			REVENUES
25,516	30,063	31,494	Net sales from operations	78,042	94,697
54	515	228	Other income and revenues	645	979

25,570	30,578	31,722	Total revenues	78,687	95,676
			OPERATING EXPENSES
18,410	22,840	24,129	Purchases, services and other	56,214	70,378
			- of which non-recurrent (income) expense	69
1,076	1,145	1,178	Payroll and related costs	3,162	3,453
(34)	(280)	190	OTHER OPERATING (CHARGE) INCOME	(46)	(182)

1,809	3,533	2,533	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	5,837	8,274

4,241	2,780	4,072	OPERATING PROFIT	13,428	13,389

			FINANCE INCOME (EXPENSE)
1,760	3,873	(129)	Finance income	4,617	6,081
(2,156)	(4,037)	(244)	Finance expense	(5,627)	(6,874)
(73)	(161)	(33)	Derivative financial instruments	152	(233)

(469)	(325)	(406)		(858)	(1,026)
			INCOME (EXPENSE) FROM INVESTMENTS
188	165	92	Share of profit (loss) of equity-accounted investments	443	434
68	141	1,446	Other gain (loss) from investments	507	2,498

256	306	1,538		950	2,932
4,028	2,761	5,204	PROFIT BEFORE INCOME TAXES	13,520	15,295
(2,194)	(2,516)	(2,402)	Income taxes	(7,210)	(8,455)

1,834	245	2,802	Net profit - continuing operations	6,310	6,840
(9)	128	48	Net profit - discontinued operations	(26)	307
1,825	373	2,850	Net profit	6,284	7,147

			Eni’s shareholders
1,775	156	2,462	- continuing operations	5,586	6,162
(5)	71	21	- discontinued operations	(15)	165
1,770	227	2,483		5,571	6,327

			Non-controlling interest
59	89	340	- continuing operations	724	678
(4)	57	27	- discontinued operations	(11)	142
55	146	367		713	820

			Net profit per share (euro per share)
0.49	0.06	0.69	- basic	1.54	1.75
0.49	0.06	0.69	- diluted	1.54	1.75

			Net profit from continuing operations per share (euro per share)
0.49	0.04	0.68	- basic	1.54	1.70
0.49	0.04	0.68	- diluted	1.54	1.70

COMPREHENSIVE INCOME

(euro million)

Nine Months 2011	Nine Months 2012

Net profit	6,284	7,147
Other items of comprehensive income:
- foreign currency translation differences	(299)	89
- fair value evaluation of Eni’s interest in Galp		432
- change in the fair value of cash flow hedging derivatives	290	(66)
- change in the fair value of available-for-sale securities	(5)	5
- share of "Other comprehensive income" on equity-accounted entities	5	13
- taxation	(104)	24

	(113)	497

Total comprehensive income	6,171	7,644
Attributable to:
- Eni’s shareholders	5,466	6,818
- Non-controlling interest	705	826

	6,171	7,644

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2011		60,393
Total comprehensive income	7,644
Dividends distributed to Eni’s shareholders	(3,840)
Dividends distributed by consolidated subsidiaries	(583)
Gain on the divestment of 5% stake of Eni in Snam	368
Impact of Snam divestment on non-controlling interest	237
Sale of treasury shares of Saipem	29
Other changes	(7)

Total changes		3,848

Shareholders’ equity at September 30, 2012:		64,241

Attributable to:
- Eni’s shareholders		58,828
- Non-controlling interest		5,413

GROUP CASH FLOW STATEMENT

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

1,834	245	2,802	Net profit - continuing operations	6,310	6,840
			Adjustments to reconcile net profit to net cash provided by operating activities:
1,769	2,380	2,524	Depreciation, depletion and amortization	5,532	7,101
40	1,153	9	Impairments of tangible and intangible assets, net	305	1,173
(188)	(165)	(92)	Share of loss of equity-accounted investments	(443)	(434)
(53)	(347)	(369)	Gain on disposal of assets, net	(87)	(739)
(15)	(132)	(275)	Dividend income	(452)	(431)
(36)	(11)	(42)	Interest income	(85)	(90)
218	199	220	Interest expense	578	640
2,194	2,516	2,402	Income taxes	7,210	8,455
304	(13)	(891)	Other changes	262	(1,789)
			Changes in working capital:
(943)	(275)	(1,648)	- inventories	(1,783)	(2,269)
(370)	3,487	(1,044)	- trade receivables	1,610	(439)
100	(846)	1,294	- trade payables	(1,403)	196
(120)	247	345	- provisions for contingencies	(140)	676
(379)	(1,261)	(655)	- other assets and liabilities	(61)	(165)
(1,712)	1,352	(1,708)	Cash flow from changes in working capital	(1,777)	(2,001)
(1)	19	12	Net change in the provisions for employee benefits	(13)	28
281	295	186	Dividends received	697	660
46	13	28	Interest received	50	53
(141)	(252)	(85)	Interest paid	(696)	(627)
(1,978)	(3,033)	(2,812)	Income taxes paid, net of tax receivables received	(6,439)	(8,590)
2,562	4,219	1,909	Net cash provided from operating activities - continuing operations	10,952	10,249
47	8	(67)	Net cash provided from operating activities - discontinued operations	253	15
2,609	4,227	1,842	Net cash provided from operating activities	11,205	10,264
			Investing activities:
(2,607)	(2,674)	(2,751)	- tangible assets	(8,478)	(7,837)
(322)	(595)	(736)	- intangible assets	(1,066)	(1,790)
			- consolidated subsidiaries and businesses	(22)	(178)
(92)	(61)	(207)	- investments	(198)	(335)
(14)	(7)	(2)	- securities	(54)	(2)
33	(384)	243	- financing receivables	(587)	(365)
157	29	(87)	- change in payables and receivables in relation to investments and capitalized depreciation	217	(392)
(2,845)	(3,692)	(3,540)	Cash flow from investments	(10,188)	(10,899)
			Disposals:
5	704	112	- tangible assets	90	839
17	1	31	- intangible assets	25	61
167	(2)		- consolidated subsidiaries and businesses	168	(2)
42	19	759	- investments	51	778
64	16		- securities	116	32
(14)	79	56	- financing receivables	504	388
40	(379)	69	- change in payables and receivables in relation to disposals	150	(292)
321	438	1,027	Cash flow from disposals	1,104	1,804
(2,524)	(3,254)	(2,513)	Net cash used in investing activities (*)	(9,084)	(9,095)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

913	4,169	5,677	Proceeds from long-term debt	3,963	10,489
162	(139)	(3,022)	Repayments of long-term debt	(895)	(3,703)
745	(91)	618	Increase (decrease) in short-term debt	(1,135)	64
1,820	3,939	3,273		1,933	6,850
			Net capital contributions by non-controlling interest	27
2		7	Net acquisition of treasury shares different from Eni SpA	15	29
	1	609	Acquisition of additional interests in consolidated subsidiaries	(8)	605
(1,884)	(1,884)	(1,956)	Dividends paid to Eni’s shareholders	(3,695)	(3,840)
	(391)	(24)	Dividends paid to non-controlling interests	(397)	(438)
(62)	1,665	1,909	Net cash used in financing activities	(2,125)	3,206
	(6)	2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(7)	(4)
44	18	(13)	Effect of exchange rate changes on cash and cash equivalents and other changes	3	(4)
67	2,650	1,227	Net cash flow for the period	(8)	4,367
1,474	1,990	4,640	Cash and cash equivalents - beginning of the period	1,549	1,500
1,541	4,640	5,867	Cash and cash equivalents - end of the period	1,541	5,867

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012		Nine Months 2011	Nine Months 2012

			Financing investments:
(2)	(7)	(2)	- securities	(26)	(2)
43	(338)	293	- financing receivables		(57)
41	(345)	291		(26)	(59)
			Disposal of financing investments:
70	7	9	- securities	70	16
(32)	4	(1)	- financing receivables	15	6
38	11	8		85	22
79	(334)	299	Net cash flows from financing activities	59	(37)

SUPPLEMENTAL INFORMATION

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

		Effect of investment of companies included in consolidation and businesses
		Current assets		108
	(15)	Non-current assets	22	171
		Net borrowings		46
	15	Current and non-current liabilities		(99)
		Net effect of investments	22	226
		Purchase price	22	226
		less:
		Cash and cash equivalents		(48)
		Cash flow on investments	22	178

		Effect of disposal of consolidated subsidiaries and businesses
21	1	Current assets	21	1
117	1	Non-current assets	118	1
23	5	Net borrowings	23	5
(21)	(8)	Current and non-current liabilities	(21)	(8)
140	(1)	Net effect of disposals	141	(1)
50	2	Gains on disposal	50	2
	(1)	Non-controlling interest		(1)
190		Selling price	191
		less:
(23)	(2)	Cash and cash equivalents	(23)	(2)
167	(2)	Cash flow on disposals	168	(2)

CAPITAL EXPENDITURE

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

2,026	2,437	2,710	33.8	Exploration & Production	6,745	7,165	6.2
	27	1		- acquisition of proved and unproved properties	757	28	(96.3)
196	468	621	..	- exploration	685	1,447	..
1,810	1,921	2,059	13.8	- development	5,242	5,627	7.3
20	21	29	45.0	- other expenditure	61	63	3.3
50	53	43	(14.0)	Gas & Power	118	128	8.5
49	47	42	(14.3)	- Marketing	112	120	7.1
1	6	1		- International transport	6	8	33.3
191	166	192	0.5	Refining & Marketing	507	482	(4.9)
137	126	133	(2.9)	- Refinery, supply and logistics	386	361	(6.5)
53	33	49	(7.5)	- Marketing	114	96	(15.8)
1	7	10	..	- other	7	25	..
49	37	35	(28.6)	Chemicals	164	101	(38.4)
254	231	229	(9.8)	Engineering & Construction	805	775	(3.7)
9	3	2	(77.8)	Other activities	12	10	(16.7)
18	31	29	61.1	Corporate and financial companies	80	83	3.8
(29)	57	(16)		Impact of unrealized intragroup profit elimination	95	127

2,568	3,015	3,224	25.5		8,526	8,871	4.0

In the first nine months of 2012, capital expenditure of the continuing operations amounted to euro 8,871 million (euro 8,526 million in the first nine months of 2011) relating mainly to:
-	development activities deployed mainly in Norway, the United States, Congo, Kazakhstan, Italy, Angola and Egypt, and exploratory activities of which 97% was spent outside Italy, primarily in Mozambique, Liberia, Ghana, Indonesia, Nigeria, Egypt and the United States;
-	upgrading of the fleet used in the Engineering & Construction division (euro 775 million);
-	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries(euro 361 million), in particular at Sannazzaro refinery, as well as upgrading and rebranding of the refined product retail network (euro 96 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 73 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	% Ch. 3 Q. 12 vs. 3 Q. 11	Nine Months 2011	Nine Months 2012	% Ch.

232	197	194	(16.4)	Italy	594	551	(7.2)
426	501	556	30.5	Rest of Europe	1,125	1,523	35.4
318	340	310	(2.5)	North Africa	1,156	922	(20.2)
470	774	896	90.6	Sub-Saharan Africa	2,072	2,243	8.3
210	177	175	(16.7)	Kazakhstan	682	516	(24.3)
150	207	291	94.0	Rest of Asia	381	602	58.0
213	235	246	15.5	America	642	754	17.4
7	6	42	..	Australia and Oceania	93	54	(41.9)

2,026	2,437	2,710	33.8		6,745	7,165	6.2

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

1,473	1,656	1,718	Production of oil and natural gas (a) (b) (c)	(kboe/d)	1,548	1,686
193	187	187	Italy		184	188
203	173	162	Rest of Europe		216	180
367	573	593	North Africa		418	578
364	333	387	Sub-Saharan Africa		106	102
96	106	90	Kazakhstan		109	123
103	128	128	Rest of Asia		125	125
121	120	135	America		25	38
26	36	36	Australia and Oceania
1,473	1,647	1,709	Production of oil and natural gas net of updating the natural gas conversion rate		1,548	1,677
130.0	144.6	150.5	Production sold (a)	(mmboe)	404.8	444.3
130.0	143.9	149.8	Production sold net of updating the natural gas conversion rate (a)	(mmboe)	404.8	442.1

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

793	856	891	Production of liquids (a)	(kbbl/d)	828	871
70	63	61	Italy		63	63
114	92	85	Rest of Europe		120	96
177	260	275	North Africa		201	264
272	244	265	Sub-Saharan Africa		274	251
60	64	56	Kazakhstan		65	62
28	43	45	Rest of Asia		32	41
64	69	87	America		65	74
8	21	17	Australia and Oceania		8	20

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

3,773	4,394	4,545	Production of natural gas (a) (b)	(mmcf/d)	3,997	4,473
685	683	697	Italy		671	682
494	447	418	Rest of Europe		535	462
1,053	1,721	1,749	North Africa		1,201	1,727
517	488	671	Sub-Saharan Africa		507	553
201	231	187	Kazakhstan		228	223
414	466	454	Rest of Asia		426	448
312	277	268	America		333	281
97	81	101	Australia and Oceania		96	97

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operation (432 and 325 mmcf/d in the third quarter 2012 and 2011, respectively, 373 and 317 mmcf/d in the first nine months 2012 and 2011, respectively and 337 mmcf/d in the second quarter 2012).
(c)	From July 1, 2012, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,492 cubic feet of gas (it was 1 barrel of oil = 5,550 cubic feet of gas). The effect on production has been 9 kboe/d. For further information see page 7.

Chemicals

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

			Sales of petrochemical products	(euro million)
731	777	823	Intermediates		2,401	2,333
825	769	791	Polymers		2,604	2,420
48	52	30	Other revenues		143	132

1,604	1,598	1,644			5,148	4,885

			Production	(ktonnes)
968	1,099	1,013	Intermediates		3,175	3,093
532	525	471	Polymers		1,672	1,505

1,500	1,624	1,484			4,847	4,598

Engineering & Construction

(euro million)

Third Quarter 2011	Second Quarter 2012	Third Quarter 2012	Nine Months 2011	Nine Months 2012

			Orders acquired
1,074	1,623	1,432	Engineering & Construction Offshore	4,336	5,661
1,280	1,141	1,040	Engineering & Construction Onshore	3,357	2,456
296	257	126	Offshore drilling	645	531
121	166	239	Onshore drilling	439	492

2,771	3,187	2,837		8,777	9,140

(euro million)	Dec. 31, 2011	Sept. 30, 2012

Order backlog	20,417	18,911